UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-282497) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2026

Mizuho Financial Group, Inc.

By:	/s/ Makoto Samejima
Name:	Makoto Samejima
Title:	Senior Managing Corporate Executive / Group CFO

For Immediate Release:

Consolidated Financial Statements for Fiscal 2025 (Under Japanese GAAP)

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	May 15, 2026

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (Prime Market), New York Stock Exchange
URL:	https://www.mizuhogroup.com
Representative:	Masahiro Kihara	President & Group CEO
For Inquiry:	Hikaru Osuga	General Manager of Accounting	Phone: +81-3-6838-6101

Ordinary General Meeting of Shareholders (scheduled) :	June 26, 2026	Commencement of Dividend Payment (scheduled): June 8, 2026
Filing of Yuka Shoken Hokokusho to the Kanto Local Finance Bureau (scheduled):	June 19, 2026	Trading Accounts: Established
Supplementary Materials on Annual Results:	Attached
IR Conference on Annual Results:	Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for Fiscal 2025 (for the fiscal year ended March 31, 2026)

(1) Consolidated Results of Operations

(%: Changes from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
Fiscal 2025	9,085,438	0.6	1,573,159	34.6	1,248,632	41.0
Fiscal 2024	9,030,374	3.2	1,168,141	27.7	885,433	30.4

Note:	Comprehensive Income: Fiscal 2025: ¥1,651,210 million, 167.1%; Fiscal 2024: ¥618,184 million, (54.0)%

	Earnings per Share of Common Stock	Diluted Earnings per Share of Common Stock	Earnings on Own Capital	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	¥	¥	%	%	%
Fiscal 2025	502.92	502.92	11.4	0.5	17.3
Fiscal 2024	350.20	350.20	8.5	0.4	12.9

Reference:	Equity in Income from Investments in Affiliates: Fiscal 2025: ¥52,266 million; Fiscal 2024: ¥46,782 million

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
Fiscal 2025	302,240,042	11,403,890	3.7	4,640.23
Fiscal 2024	283,320,404	10,523,753	3.6	4,161.03

Reference:	Own Capital: As of March 31, 2026: ¥11,315,320 million; As of March 31, 2025: ¥10,442,211 million

Note:	Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100
Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

(3) Conditions of Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the fiscal year
	¥ million	¥ million	¥ million	¥ million
Fiscal 2025	(4,838,533)	(6,668,376)	(523,153)	59,677,580
Fiscal 2024	(3,820,800)	3,793,092	(299,030)	70,723,361

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share					Total Cash Dividends (Total)	Dividends Pay-out Ratio (Consolidated basis)	Dividends on Net Assets (Consolidated basis)
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	¥	¥	¥	¥	¥	¥ million	%	%
Fiscal 2024	—	65.00	—	75.00	140.00	353,456	39.9	3.4
Fiscal 2025	—	72.50	—	72.50	145.00	357,484	28.8	3.2
Fiscal 2026 (estimate)	—	75.00	—	75.00	150.00		28.1

3. Consolidated Earnings Estimates for Fiscal 2026 (for the fiscal year ending March 31, 2027)

(%: Changes from the corresponding period of the previous fiscal year)
	Profit Attributable to Owners of Parent		Earnings per Share of Common Stock
	¥million	%	¥
1H F2026	—	—	—
Fiscal 2026	1,300,000	4.1	533.10

Note:	The number of shares of common stock used in the above calculation is based on the number of outstanding shares of common stock (excluding treasury stock and others) as of March 31, 2026.

Notes

(1) Significant changes in the scope of consolidation during the period: No

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

  i.  Changes in accounting policies due to revisions of accounting standards: No

  ii. Changes in accounting policies other than i above: No

  iii. Changes in accounting estimates: No

  iv. Restatements: No

(3) Issued Shares of Common Stock

i. Year-end issued shares (including treasury stock):	As of March 31, 2026	2,489,848,594 shares	As of March 31, 2025	2,513,757,794 shares
ii. Year-end treasury stock:	As of March 31, 2026	51,325,298 shares	As of March 31, 2025	4,233,302 shares
iii. Average number of outstanding shares:	Fiscal 2025	2,482,716,178 shares	Fiscal 2024	2,528,302,462 shares

This immediate release is outside the scope of the audit by certified public accountants or an audit firm.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan, and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; changes to applicable laws and regulations; and the effects of climate change.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3. D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 29, 2025, both of which are available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Overview of Consolidated Results of Operations and Financial Condition	p.1-2
	(1) Overview of Results of Operations	p.1-2
	(2) Overview of Financial Condition	p.1-2
	(3) Basic Policy on Profit Distribution, Dividend Payment for Fiscal 2025 and Dividend Estimates for Fiscal 2026	p.1-2

2.	Basic Stance on Selection of Accounting Standards	p.1-4

3.	Consolidated Financial Statements and Notes	p.1-5
	(1) Consolidated Balance Sheets	p.1-5
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-7
	(3) Consolidated Statements of Changes in Net Assets	p.1-10
	(4) Consolidated Statements of Cash Flows	p.1-12
	(5) Notes regarding Consolidated Financial Statements	p.1-14
(Matters Related to the Assumption of Going Concern)
(Business Segment Information)
(Per Share Information)
(Subsequent Events)

Note to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

An MHFG IR conference for institutional investors and analysts is scheduled for Tuesday, May 19, 2026. The IR conference presentation materials and audio archive will be available for use by individual investors in the IR Information section of the Mizuho Financial Group website immediately after the conference.

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Mizuho Financial Group, Inc.

1. Overview of Consolidated Results of Operations and Financial Condition

(1) Overview of Results of Operations

We recorded Consolidated Gross Profits of ¥3,477.2 billion for fiscal 2025, increasing by ¥556.8 billion from the previous fiscal year mainly due to the strong growth in Fee business both in and outside Japan as well as external factors such as Yen depreciation, and the higher Bank of Japan’s policy interest rate.

General and Administrative Expenses increased by ¥262.7 billion on a year-on-year basis to ¥2,103.4 billion mainly due to the unavoidable increases from Yen depreciation and inflation as well as the resource deployment to growth areas and governance-related costs to enhance our management base, offset in part by our maintaining appropriate control on expenses.

As a result, Consolidated Net Business Profits increased by ¥323.8 billion on a year-on-year basis to ¥1,422.7 billion.

Consolidated Net Business Profits + Net Gains (Losses) related to ETFs and others, which consists of Consolidated Net Business Profits, Net Gains (Losses) related to ETFs and others on a non-consolidated aggregated basis of the banks, and Net Gains (Losses) related to operating investment securities on a consolidated basis of Mizuho Securities Co., Ltd., increased by ¥316.8 billion on a year-on-year basis to ¥1,461.1 billion.

Credit-related Costs increased by ¥81.4 billion on a year-on-year basis to ¥133.0 billion mainly due to the costs for specific companies in and outside Japan as well as the provision of reserves from a forward-looking perspective, considering uncertainty in business environment, such as Middle East conflict.

Net Gains (Losses) related to Stocks increased by ¥183.9 billion on a year-on-year basis to net gains of ¥325.1 billion mainly due to the increase in profits from the sale of cross-holding stocks.

As a result, Ordinary Profits increased by ¥405.0 billion on a year-on-year basis to ¥1,573.1 billion.

Extraordinary Gains (Losses) increased by ¥27.1 billion on a year-on-year basis to net gains of ¥49.1 billion mainly due to the recognition of gains on the cancellation of employee retirement benefit trust.

Tax-related Expenses increased by ¥66.7 billion on a year-on-year basis to ¥368.1 billion.

As a result, Profit Attributable to Owners of Parent for fiscal 2025 increased by ¥363.1 billion on a year-on-year basis to ¥1,248.6 billion.

As for earnings estimates for fiscal 2026, we estimate Profit Attributable to Owners of Parent of ¥1,300.0 billion on a consolidated basis.

We will disclose promptly if we need to revise the above consolidated earnings estimates in accordance with Tokyo Stock Exchange rules.

(2) Overview of Financial Condition

Consolidated Total Assets as of March 31, 2026 amounted to ¥302,240.0 billion, increasing by ¥18,919.6 billion from the end of the previous fiscal year mainly due to an increase in Securities.

Securities amounted to ¥42,632.5 billion, increasing by ¥8,324.9 billion from the end of the previous fiscal year. Loans and Bills Discounted amounted to ¥99,753.1 billion, increasing by ¥5,644.4 billion from the end of the previous fiscal year. Deposits and Negotiable Certificates of Deposit amounted to ¥177,851.6 billion, increasing by ¥4,706.0 billion from the end of the previous fiscal year.

Net Assets amounted to ¥11,403.8 billion, increasing by ¥880.1 billion from the end of the previous fiscal year. Shareholders’ Equity was ¥9,906.1 billion, Accumulated Other Comprehensive Income was ¥1,409.1 billion, and Non-controlling Interests was ¥87.3 billion.

Net Cash Used in Operating Activities was ¥4,838.5 billion mainly due to increased Trading Assets. Net Cash Used in Investing Activities was ¥6,668.3 billion mainly due to the purchase, sale and redemption of securities, and Net Cash Used in Financing Activities was ¥523.1 billion mainly due to the redemption of subordinated bonds.

As a result, Cash and Cash Equivalents as of March 31, 2026 was ¥59,677.5 billion.

(3) Basic Policy on Profit Distribution, Dividend Payment for Fiscal 2025 and Dividend Estimates for Fiscal 2026

Based on our capital management policy of pursuing the optimal balance between capital adequacy, growth investment and enhancement of shareholder return, for Fiscal 2025, we maintain our shareholder return policy of keeping progressive increase of dividends per share, while executing flexible and intermittent share buybacks. In addition, we will increase dividends per share by approximately ¥5.0 each fiscal year, based on the steady growth of our stable earnings base. We will decide share buybacks, based on our business results, capital adequacy, our stock price and the opportunities for growth investment, using the total payout ratio of 50% or more as a guide.

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Mizuho Financial Group, Inc.

Based on this policy, at the meeting of the Board of Directors held today, we have decided to issue ¥72.5 of year-end cash dividends on common stock for Fiscal 2025 (annual cash dividends of ¥145.0 including interim dividends of ¥72.5), based on Profit Attributable to Owners of Parent for Fiscal 2025 of ¥1,248 billion.

Consolidated Common Equity Tier 1 capital ratio (Basel III finalization basis, excluding Net Unrealized Gains (Losses) on Other Securities) was 9.9%, thus again fulfilling the lower end of the 9-10% range that we consider as the necessary level.

Year-end cash dividends on Common Stock	¥72.5 per share
Annual cash dividends incl. interim dividends	¥145.0 per share

We note that, in accordance with the Articles of Incorporation, we are able to decide to issue dividends by resolution of the Board of Directors unless otherwise stipulated by laws and regulations.

As for the dividend estimates of common stock for Fiscal 2026, we predict ¥150.0 per share of common stock, which is an increase of ¥5.0 from Fiscal 2025. We intend to continue payments of cash dividends at the interim period to return profits to our shareholders in a timely manner.

(Dividend Estimates for Fiscal 2026)

Common Stock	Cash Dividends per Share of which Interim and Year-end Dividends	¥150.0 (Increase of ¥5.0 from Fiscal 2025) ¥75.0 each

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Mizuho Financial Group, Inc.

2. Basic Stance on Selection of Accounting Standards

MHFG prepares its consolidated financial statements in accordance with Japanese Generally Accepted Accounting Principles. With respect to International Financial Reporting Standards (IFRS), in light of possible adoption in the future, MHFG is continuing research and study on the situation in Japan and overseas and/or the development of IFRS.

1-4

Mizuho Financial Group, Inc.

3. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

	(Millions of yen)
	As of March 31, 2025	As of March 31, 2026
Assets
Cash and Due from Banks	¥72,483,086	¥61,567,751
Call Loans and Bills Bought	688,473	904,328
Receivables under Resale Agreements	28,107,374	30,571,427
Guarantee Deposits Paid under Securities Borrowing Transactions	2,078,999	1,771,938
Monetary Claims Bought	3,932,427	4,162,850
Trading Assets	22,240,796	30,477,937
Money Held in Trust	632,025	622,709
Securities	34,307,574	42,632,517
Loans and Bills Discounted	94,108,757	99,753,193
Foreign Exchanges	2,237,879	2,754,033
Derivatives other than for Trading Assets	3,497,747	6,187,816
Other Assets	7,008,874	7,202,972
Tangible Fixed Assets	1,122,592	1,137,346
Buildings	332,093	359,021
Land	570,345	560,025
Lease Assets	20,968	18,244
Construction in Progress	61,297	43,727
Other Tangible Fixed Assets	137,887	156,327
Intangible Fixed Assets	808,897	882,257
Software	453,171	518,250
Goodwill	108,029	140,127
Lease Assets	11,419	10,217
Other Intangible Fixed Assets	236,277	213,662
Net Defined Benefit Asset	758,783	776,413
Deferred Tax Assets	237,630	238,473
Customers’ Liabilities for Acceptances and Guarantees	9,824,242	11,233,375
Allowance for Loan Losses	(755,751)	(637,302)
Allowance for Investment Losses	(5)	—

Total Assets	¥283,320,404	¥302,240,042

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Mizuho Financial Group, Inc.

	(Millions of yen)
	As of March 31, 2025	As of March 31, 2026
Liabilities
Deposits	¥158,746,762	¥165,937,062
Negotiable Certificates of Deposit	14,398,784	11,914,568
Call Money and Bills Sold	2,745,165	3,191,543
Payables under Repurchase Agreements	38,393,650	37,731,778
Guarantee Deposits Received under Securities Lending Transactions	1,604,389	1,968,469
Commercial Paper	2,138,133	1,921,799
Trading Liabilities	14,290,572	19,146,460
Borrowed Money	4,008,514	5,098,065
Foreign Exchanges	840,486	1,188,938
Short-term Bonds	724,118	524,540
Bonds and Notes	12,877,794	15,444,980
Due to Trust Accounts	950,946	687,707
Derivatives other than for Trading Liabilities	4,566,669	7,657,456
Other Liabilities	6,267,822	6,737,864
Reserve for Bonus Payments	224,246	259,620
Reserve for Variable Compensation	2,226	2,880
Net Defined Benefit Liability	68,259	72,664
Reserve for Director and Corporate Auditor Retirement Benefits	484	403
Reserve for Possible Losses on Sales of Loans	1,266	6,707
Reserve for Contingencies	22,542	15,789
Reserve for Reimbursement of Deposits	7,146	4,936
Reserve for Reimbursement of Debentures	19,965	6,850
Reserves under Special Laws	4,247	5,386
Deferred Tax Liabilities	21,155	31,222
Deferred Tax Liabilities for Revaluation Reserve for Land	47,059	45,074
Acceptances and Guarantees	9,824,242	11,233,375

Total Liabilities	¥272,796,651	¥290,836,151

Net Assets
Common Stock	¥2,256,767	¥2,256,767
Capital Surplus	1,129,730	1,129,730
Retained Earnings	6,046,578	6,831,168
Treasury Stock	(9,462)	(311,529)

Total Shareholders’ Equity	9,423,614	9,906,137

Net Unrealized Gains (Losses) on Other Securities	867,697	1,314,449
Deferred Gains (Losses) on Hedges	(465,204)	(855,219)
Revaluation Reserve for Land	98,680	94,371
Foreign Currency Translation Adjustments	398,783	630,802
Remeasurements of Defined Benefit Plans	119,654	225,704
Own Credit Risk Adjustments, Net of Tax	(1,014)	(925)

Total Accumulated Other Comprehensive Income	1,018,596	1,409,182

Stock Acquisition Rights	5	1,208
Non-controlling Interests	81,536	87,361

Total Net Assets	10,523,753	11,403,890

Total Liabilities and Net Assets	¥283,320,404	¥302,240,042

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Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	(Millions of yen)
	For the fiscal year ended March 31, 2025	For the fiscal year ended March 31, 2026
Ordinary Income	¥9,030,374	¥9,085,438
Interest Income	6,000,202	5,851,595
Interest on Loans and Bills Discounted	2,739,320	2,785,659
Interest and Dividends on Securities	861,082	929,657
Interest on Call Loans and Bills Bought	20,981	18,125
Interest on Receivables under Resale Agreements	801,353	788,222
Interest on Securities Borrowing Transactions	53,453	46,643
Interest on Due from Banks	951,617	887,638
Other Interest Income	572,394	395,649
Trust Fees	62,288	67,001
Fee and Commission Income	1,115,433	1,311,948
Trading Income	1,047,459	898,858
Other Operating Income	394,573	430,498
Other Ordinary Income	410,417	525,536
Recovery of Written-off Claims	10,698	6,265
Other	399,718	519,270
Ordinary Expenses	7,862,233	7,512,278
Interest Expenses	4,954,945	4,474,506
Interest on Deposits	1,690,300	1,677,004
Interest on Negotiable Certificates of Deposit	494,833	494,445
Interest on Call Money and Bills Sold	16,426	24,972
Interest on Payables under Repurchase Agreements	1,843,925	1,381,046
Interest on Securities Lending Transactions	39,037	37,451
Interest on Commercial Paper	65,808	96,394
Interest on Borrowed Money	60,493	55,561
Interest on Short-term Bonds	2,299	6,905
Interest on Bonds and Notes	404,367	443,047
Other Interest Expenses	337,452	257,676
Fee and Commission Expenses	208,639	231,530
Trading Expenses	—	3,947
Other Operating Expenses	535,969	372,617
General and Administrative Expenses	1,840,702	2,103,458
Other Ordinary Expenses	321,975	326,218
Provision for Allowance for Loan Losses	36,164	105,597
Other	285,811	220,620

Ordinary Profits	¥1,168,141	¥1,573,159

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Mizuho Financial Group, Inc.

	(Millions of yen)
	For the fiscal year ended March 31, 2025	For the fiscal year ended March 31, 2026
Extraordinary Gains	¥58,371	¥93,838
Gains on Disposition of Fixed Assets	36,367	12,062
Gains on Cancellation of Employee Retirement Benefit Trust	12,396	69,762
Gains on Sales of Shares of Affiliates	—	8,849
Accumulation (Amortization) of Unrecognized Prior Service Cost	9,015	—
Other Extraordinary Gains	592	3,163
Extraordinary Losses	36,428	44,712
Losses on Disposition of Fixed Assets	12,692	18,601
Losses on Impairment of Fixed Assets	23,270	24,971
Other Extraordinary Losses	465	1,139

Profit before Income Taxes	1,190,084	1,622,285

Income Taxes:
Current	308,588	453,785
Refund of Income Taxes	(7,062)	(20,383)
Deferred	(108)	(65,275)

Total Income Taxes	301,416	368,127

Profit	888,667	1,254,157

Profit Attributable to Non-controlling Interests	3,234	5,525

Profit Attributable to Owners of Parent	¥885,433	¥1,248,632

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Mizuho Financial Group, Inc.

Consolidated Statements of Comprehensive Income

	(Millions of yen)
	For the fiscal year ended March 31, 2025	For the fiscal year ended March 31, 2026
Profit	¥888,667	¥1,254,157
Other Comprehensive Income (Loss)	(270,483)	397,052
Net Unrealized Gains (Losses) on Other Securities	(61,222)	447,926
Deferred Gains (Losses) on Hedges	(166,963)	(390,639)
Revaluation Reserve for Land	(1,343)	—
Foreign Currency Translation Adjustments	45,598	237,061
Remeasurements of Defined Benefit Plans	(92,478)	103,306
Own Credit Risk Adjustments, Net of Tax	(562)	89
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	6,488	(692)

Comprehensive Income	618,184	1,651,210

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	614,332	1,643,527
Comprehensive Income Attributable to Non-controlling Interests	3,851	7,683

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Mizuho Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2025

	(Millions of yen)
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,129,730	5,538,891	(9,402)	8,915,987
Changes during the period
Cash Dividends			(304,603)		(304,603)
Profit Attributable to Owners of Parent			885,433		885,433
Repurchase of Treasury Stock				(102,921)	(102,921)
Disposition of Treasury Stock		2		2,861	2,864
Cancellation of Treasury Stock		(99,999)		99,999	—
Transfer from Revaluation Reserve for Land			26,853		26,853
Transfer from Retained Earnings to Capital Surplus		99,996	(99,996)		—
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	(0)	507,686	(59)	507,626

Balance as of the end of the period	2,256,767	1,129,730	6,046,578	(9,462)	9,423,614

	Accumulated Other Comprehensive Income							Stock Acquisition Rights	Non-Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains (Losses) on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Own Credit Risk Adjustments, Net of Tax	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	929,815	(298,280)	126,879	344,250	214,337	(452)	1,316,550	5	79,591	10,312,135
Changes during the period
Cash Dividends										(304,603)
Profit Attributable to Owners of Parent										885,433
Repurchase of Treasury Stock										(102,921)
Disposition of Treasury Stock										2,864
Cancellation of Treasury Stock										—
Transfer from Revaluation Reserve for Land										26,853
Transfer from Retained Earnings to Capital Surplus										—
Net Changes in Items other than Shareholders’ Equity	(62,117)	(166,924)	(28,199)	54,533	(94,683)	(562)	(297,954)	—	1,944	(296,009)

Total Changes during the period	(62,117)	(166,924)	(28,199)	54,533	(94,683)	(562)	(297,954)	—	1,944	211,617

Balance as of the end of the period	867,697	(465,204)	98,680	398,783	119,654	(1,014)	1,018,596	5	81,536	10,523,753

1-10

Mizuho Financial Group, Inc.

For the fiscal year ended March 31, 2026

	(Millions of yen)
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,129,730	6,046,578	(9,462)	9,423,614
Changes during the period
Cash Dividends			(368,910)		(368,910)
Profit Attributable to Owners of Parent			1,248,632		1,248,632
Repurchase of Treasury Stock				(404,325)	(404,325)
Disposition of Treasury Stock		4		2,258	2,263
Cancellation of Treasury Stock		(99,999)		99,999	—
Transfer from Revaluation Reserve for Land			4,309		4,309
Changes in Retained Earnings by Decreasing of Equity Method Affiliates and Others			554		554
Transfer from Retained Earnings to Capital Surplus		99,994	(99,994)		—
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	—	784,589	(302,066)	482,523

Balance as of the end of the period	2,256,767	1,129,730	6,831,168	(311,529)	9,906,137

	Accumulated Other Comprehensive Income							Stock Acquisition Rights	Non-Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains (Losses) on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Own Credit Risk Adjustments, Net of Tax	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	867,697	(465,204)	98,680	398,783	119,654	(1,014)	1,018,596	5	81,536	10,523,753
Changes during the period
Cash Dividends										(368,910)
Profit Attributable to Owners of Parent										1,248,632
Repurchase of Treasury Stock										(404,325)
Disposition of Treasury Stock										2,263
Cancellation of Treasury Stock										—
Transfer from Revaluation Reserve for Land										4,309
Changes in Retained Earnings by Decreasing of Equity Method Affiliates and Others										554
Transfer from Retained Earnings to Capital Surplus										—
Net Changes in Items other than Shareholders’ Equity	446,751	(390,015)	(4,309)	232,018	106,050	89	390,585	1,203	5,824	397,614

Total Changes during the period	446,751	(390,015)	(4,309)	232,018	106,050	89	390,585	1,203	5,824	880,137

Balance as of the end of the period	1,314,449	(855,219)	94,371	630,802	225,704	(925)	1,409,182	1,208	87,361	11,403,890

1-11

Mizuho Financial Group, Inc.

(4) Consolidated Statements of Cash Flows

	(Millions of yen)
	For the fiscal year ended March 31, 2025	For the fiscal year ended March 31, 2026
Cash Flow from Operating Activities
Profit before Income Taxes	¥1,190,084	¥1,622,285
Depreciation	198,607	231,791
Losses on Impairment of Fixed Assets	23,270	24,971
Amortization of Goodwill	7,315	9,507
Equity in Loss (Gain) from Investments in Affiliates	(46,782)	(52,266)
Increase (Decrease) in Allowance for Loan Losses	(33,639)	(128,544)
Increase (Decrease) in Allowance for Investment Losses	0	(6)
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	(7,379)	5,440
Increase (Decrease) in Reserve for Contingencies	3,759	(7,868)
Increase (Decrease) in Reserve for Bonus Payments	39,356	26,492
Increase (Decrease) in Reserve for Variable Compensation	(301)	654
Decrease (Increase) in Net Defined Benefit Asset	(26,725)	188,696
Increase (Decrease) in Net Defined Benefit Liability	477	4,138
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(57)	(80)
Increase (Decrease) in Reserve for Reimbursement of Deposits	(3,232)	(2,209)
Increase (Decrease) in Reserve for Reimbursement of Debentures	(5,159)	(13,115)
Interest Income—accrual basis	(6,000,202)	(5,851,595)
Interest Expenses—accrual basis	4,954,945	4,474,506
Losses (Gains) on Securities	2,393	(161,535)
Losses (Gains) on Money Held in Trust	(739)	(2,031)
Foreign Exchange Losses (Gains)—net	160,885	(930,252)
Losses (Gains) on Disposition of Fixed Assets	(23,674)	6,538
Losses (Gains) on Revision of Retirement Benefit Plan	(9,015)	—
Losses (Gains) on Cancellation of Employee Retirement Benefit Trust	(12,396)	(69,762)
Net Decrease (Increase) in Trading Assets	(897,685)	(7,351,013)
Net Increase (Decrease) in Trading Liabilities	449,391	4,334,858
Net Decrease (Increase) in Derivatives other than for Trading Assets	(901,858)	(2,636,735)
Net Increase (Decrease) in Derivatives other than for Trading Liabilities	757,438	3,044,316
Net Decrease (Increase) in Loans and Bills Discounted	(1,525,099)	(2,940,996)
Net Increase (Decrease) in Deposits	(975,924)	4,667,281
Net Increase (Decrease) in Negotiable Certificates of Deposit	2,903,305	(3,513,290)
Net Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	(1,446,750)	1,105,527
Net Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	15,123	(2,522)
Net Decrease (Increase) in Call Loans, etc.	(6,833,612)	(1,625,825)
Net Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	278,464	307,060
Net Increase (Decrease) in Call Money, etc.	1,735,093	(1,351,228)
Net Increase (Decrease) in Commercial Paper	986,546	(365,043)
Net Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	297,966	364,080
Net Decrease (Increase) in Foreign Exchanges (Assets)	2,059	(389,154)
Net Increase (Decrease) in Foreign Exchanges (Liabilities)	(59,192)	246,286
Net Increase (Decrease) in Short-term Bonds (Liabilities)	158,381	(199,577)
Increase (Decrease) in Bonds and Notes	795,718	2,129,257
Net Increase (Decrease) in Due to Trust Accounts	(32,930)	(263,238)
Interest and Dividend Income—cash basis	5,907,980	5,714,521
Interest Expenses—cash basis	(5,043,512)	(4,373,578)
Other—net	(679,389)	(797,853)

Subtotal	(3,696,692)	(4,521,113)

Cash Refunded (Paid) in Income Taxes	(124,107)	(317,420)

Net Cash Provided by (Used in) Operating Activities	(3,820,800)	(4,838,533)

1-12

Mizuho Financial Group, Inc.

	(Millions of yen)
	For the fiscal year ended March 31, 2025	For the fiscal year ended March 31, 2026
Cash Flow from Investing Activities
Payments for Purchase of Securities	(60,070,019)	(57,996,992)
Proceeds from Sale of Securities	43,264,042	43,523,266
Proceeds from Redemption of Securities	20,901,192	8,157,021
Payments for Increase in Money Held in Trust	(55,845)	(58,722)
Proceeds from Decrease in Money Held in Trust	6,826	68,595
Payments for Purchase of Tangible Fixed Assets	(94,936)	(96,688)
Payments for Purchase of Intangible Fixed Assets	(250,009)	(222,263)
Proceeds from Sale of Tangible Fixed Assets	88,745	22,405
Proceeds from Sale of Intangible Fixed Assets	125	213
Payments for Purchase of Stocks of Subsidiaries (affecting the scope of consolidation)	—	(54,240)
Payments from Sale of Stocks of Subsidiaries (affecting the scope of consolidation)	—	(16,607)
Proceeds from Sale of Stocks of Subsidiaries (affecting the scope of consolidation)	2,970	5,636

Net Cash Provided by (Used in) Investing Activities	3,793,092	(6,668,376)

Cash Flow from Financing Activities
Proceeds from Subordinated Borrowed Money	10,000	—
Repayments of Subordinated Borrowed Money	—	(45,000)
Proceeds from Issuance of Subordinated Bonds	514,500	724,000
Payments for Redemption of Subordinated Bonds	(417,000)	(429,147)
Proceeds from Investments by Non-controlling Shareholders	1,446	1,571
Cash Dividends Paid	(304,425)	(368,703)
Cash Dividends Paid to Non-controlling Shareholders	(3,494)	(3,812)
Payments for Repurchase of Treasury Stock	(102,921)	(404,325)
Proceeds from Sale of Treasury Stock	2,864	2,263

Net Cash Provided by (Used in) Financing Activities	(299,030)	(523,153)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(115,716)	984,282

Net Increase (Decrease) in Cash and Cash Equivalents	(442,454)	(11,045,780)

Cash and Cash Equivalents at the beginning of the fiscal year	71,165,815	70,723,361

Cash and Cash Equivalents at the end of the fiscal year	¥70,723,361	¥59,677,580

1-13

Mizuho Financial Group, Inc.

(5) Notes regarding Consolidated Financial Statements

(Matters Related to the Assumption of Going Concern)

There is no applicable information.

(Business Segments Information)

1. Summary of reportable segments

MHFG has introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company (RBC), the Corporate & Investment Banking Company (CIBC), the Global Corporate & Investment Banking Company (GCIBC), the Global Markets Company (GMC), and the Asset Management Company (AMC).

The services that each in-house company is in charge of are as follows:

RBC:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

CIBC:

Services for large corporations, financial institutions and public corporations in Japan

GCIBC:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

GMC:

Investment services with respect to interest rates, equities and credits, etc. , and other services

AMC:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segments information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

2. Calculating method of Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others, Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others, and Fixed Assets by reportable segment

The following information of reportable segment is based on internal management reporting.

Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others is the total amount of Interest Income, Trust Fees, Fee and Commission Income, Trading Income, Other Operating Income, and Net Gains (Losses) related to ETFs and others.

Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others is the amount of which General and Administrative Expenses (excluding Non-Recurring Losses and others), Equity in Income from Investments in Affiliates, and Amortization of Goodwill and others (including Amortization of Intangible Assets) are deducted from, or added to, Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others.

Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others relating to transactions between segments is based on the current market price.

Fixed Assets disclosed as asset information by segment are the total amount of Tangible Fixed Assets and Intangible Fixed Assets. Fixed Assets pertaining to Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. have been allocated to each segment.

1-14

Mizuho Financial Group, Inc.

3. Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others, Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others, and Fixed Assets by reportable segment

	(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others (Note 2)
Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others	984,610	739,268	856,952	664,856	73,572	196,415	3,515,673
General and Administrative Expenses (excluding Non-Recurring Losses and others)	756,663	250,574	510,695	404,901	46,274	122,599	2,091,706
Equity in Income from Investments in Affiliates	11,712	11,920	26,817	—	(1,895)	3,712	52,266
Amortization of Goodwill and others	2,144	824	5,339	—	5,725	1,051	15,083
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others	237,515	499,790	367,735	259,955	19,678	76,476	1,461,149
Fixed Assets	648,906	173,847	235,306	102,403	—	859,142	2,019,604

Notes: 1.	Gross Profits (excluding the amounts of credit costs of trust accounts) +Net Gains (Losses) related to ETFs and others is reported instead of sales reported by general corporations. Net Gains (Losses) related to ETFs and others amounted to ¥ 38,373 million, of which ¥ 30,852 million is included in the GMC.

2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

3.	“Others” in Fixed Assets includes assets of headquarters that have not been allocated to each segment, Fixed Assets pertaining to consolidated subsidiaries that are not subject to allocation, consolidated adjustments, and others.
Among Fixed Assets that have not been allocated to each segment, some related expenses are allocated to each segment using a reasonable criteria of allocation.

4.	Income and expenses of foreign branches of MHBK and foreign subsidiaries with functional currencies other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates.

1-15

Mizuho Financial Group, Inc.

4. The difference between the total amounts of reportable segments and the recorded amounts in the Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others and that of Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others derived from internal management reporting by reportable segment are different from the amounts recorded in the Consolidated Statement of Income.

The differences for the period are as follows:

(1)

The total of Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others of Segment Information and Ordinary Profits recorded in the Consolidated Statement of Income

(Millions of yen)
Amount
Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others	3,515,673
Net Gains (Losses) related to ETFs and others	(38,373)
Other Ordinary Income	525,536
General and Administrative Expenses	(2,103,458)
Other Ordinary Expenses	(326,218)

Ordinary Profits recorded in Consolidated Statement of Income	1,573,159

(2)

The total of Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others of Segment Information and Profit before Income Taxes recorded in the Consolidated Statement of Income

(Millions of yen)
Amount
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others	1,461,149
General and Administrative Expenses (Non-Recurring Losses)	3,331
Expenses related to Portfolio Problems (including reversal of (provision for) general allowance for loan losses)	(142,198)
Gains on Reversal of Allowance for Loan Losses, and others	9,126
Net Gains (Losses) related to Stocks—Net Gains (Losses) related to ETFs and others	286,802
Net Extraordinary Gains (Losses)	49,125
Others	(45,051)

Profit before Income Taxes recorded in Consolidated Statement of Income	1,622,285

1-16

Mizuho Financial Group, Inc.

(Per Share Information)

(Consolidated basis)

	Fiscal 2024	Fiscal 2025
Net Assets per Share of Common Stock	¥4,161.03	¥4,640.23
Earnings per Share of Common Stock	¥350.20	¥502.92
Diluted Earnings per Share of Common Stock	¥350.20	¥502.92

Notes: 1.	Total Net Assets per Share of Common Stock is based on the following information:

			Fiscal 2024	Fiscal 2025
Net Assets per Share of Common Stock
Total Net Assets	¥	million	10,523,753	11,403,890
Deductions from Total Net Assets	¥	million	81,541	88,570
Stock Acquisition Rights	¥	million	5	1,208
Non-Controlling Interests	¥	million	81,536	87,361
Net Assets (year-end) related to Common Stock	¥	million	10,442,211	11,315,320
Year-end Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated		Thousands of shares	2,509,524	2,438,523

2.	Earnings per Share of Common Stock and Diluted Earnings per Share of Common Stock are based on the following information:

			Fiscal 2024	Fiscal 2025
Earnings per Share of Common Stock
Profit Attributable to Owners of Parent	¥	million	885,433	1,248,632
Amount not attributable to Common Stock	¥	million	—	—
Profit Attributable to Owners of Parent related to Common Stock	¥	million	885,433	1,248,632
Average Outstanding Shares of Common Stock (during the period)		Thousands of shares	2,528,302	2,482,716

Diluted Earnings per Share of Common Stock
Adjustment to Profit Attributable to Owners of Parent	¥	million	—	—
Increased Number of Shares of Common Stock		Thousands of shares	2	2
Stock Acquisition Rights		Thousands of shares	2	2
Description of dilutive securities which were not included in the calculation of Diluted Earnings per Share of Common Stock as they have no dilutive effects			—	—

1-17

Mizuho Financial Group, Inc.

3.

In the calculation of Net Assets per Share of Common Stock, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted from the number of issued shares as of March 31, 2025 and 2026. The numbers of such Treasury Stock shares deducted during the period ended March 31, 2025 and 2026 are 2,376 thousand and 2,166 thousand, respectively.

In the calculation of Earnings per Share of Common Stock and Diluted Earnings per Share of Common Stock, such Treasury Stock shares are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average numbers of such Treasury Stock shares deducted during the period ended March 31, 2025 and 2026 are 2,498 thousand and 2,211 thousand, respectively.

(Subsequent Events)

1. Cancellation of Own Shares

On April 22, 2026, the Company has completed the cancellation of its own shares, pursuant to Article 178 of the Companies Act, that was resolved by the Board of Directors held on November 14, 2025 and February 2, 2026.

(1)	Reason for cancellation of Own Shares

The Company has completed the cancellation of its own shares in order to improve capital efficiency.

(2)	Type of shares cancelled: Common stock

(3)	Number of shares cancelled: 47,016,600 shares (Equivalent to 1.9% of the number of shares issued before cancellation)

(4)	Cancellation date: April 22, 2026

2. Repurchase and cancellation of Own Shares

MHFG resolved at the meeting of its Board of Directors held on May 15, 2026 to repurchase its common stock pursuant to the provisions of Article 156, Paragraph 1 of the Companies Act and in accordance with the provisions of Article 459, Paragraph 1 of the Companies Act and Article 47 of its Articles of Incorporation, and cancel the repurchased common stock pursuant to Article 178 of the Companies Act.

(1)	Reason for the Repurchase and cancellation of Common Stock

MHFG maintains a capital policy pursuing the optimal balance between capital adequacy, growth investment and enhancement of shareholder returns. Based on this initiative, MHFG set forth its shareholder return policy keeping progressive increase of dividends per share, while executing flexible and intermittent share buybacks. In accordance with this policy, we decided share buybacks, based on our business results, capital adequacy, our stock price and the opportunities for growth investment, using the total payout ratio of 50% or more as a guide.

(2)	Outline of Repurchase

i.	Stock to be repurchased:	MHFG common stock

ii.	Aggregate shares to be repurchased:	Up to a maximum of 25,000,000 shares

(1.0% of the number of issued shares excluding treasury stock as of March 31, 2026)

iii.	Aggregate amount of repurchase price:	Up to a maximum of ¥100,000,000,000

iv.	Repurchase period:	From May 18, 2026 to August 31, 2026

v.	Repurchase method:	Market purchase utilizing trust method

(3)	Outline of Cancellation

i.	Type of stock to be cancelled:	MHFG common stock

ii.	Number of shares to be cancelled:	All of the common stock repurchased as stated in item 2 above

iii.	Scheduled cancellation date:	September 24, 2026

1-18

SELECTED FINANCIAL INFORMATION

For Fiscal 2025

(Under Japanese GAAP)

CONTENTS

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Financial Group, Inc., Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

I. FINANCIAL DATA FOR FISCAL 2025	See above Notes		Page

1. Income Analysis	CON	NON	2-1

2. Interest Margins (Domestic Operations)	NON		2-5

3. Use and Source of Funds	NON		2-6

4. Net Gains/Losses on Securities	CON	NON	2-8

5. Unrealized Gains/Losses on Securities	CON	NON	2-10

6. Projected Redemption Amounts for Securities	NON		2-12

7. Employee Retirement Benefits	NON	CON	2-13

8. Capital Ratio	CON	NON	2-16

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)	CON	NON	2-17

2. Status of Allowances for Loan Losses	CON	NON	2-21

3. Allowance Coverage Ratios for Non Performing Loans based on the BA and the FRA	CON	NON	2-22

4. Coverage on Non Performing Loans based on the BA and the FRA	NON		2-23

5. Overview of Non-Performing Loans(“NPLs”)	NON		2-26

6. Results of Removal of NPLs from the Balance Sheet	NON		2-27

7. Status of Loans by Industry

(1) Outstanding Balances by Industry	NON		2-28

(2) Non Performing Loans based on the BA and the FRA and Coverage Ratio by Industry	NON		2-30

8. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON		2-31

(2) Loans to SMEs and Individual Customers	NON		2-31

9. Status of Loans by Region

(1) Outstanding Balances by Region	NON		2-32

(2) Non Performing Loans based on the BA and the FRA by Region	NON		2-33

III. OTHERS	See above Notes		Page

1. Estimation for Calculating Deferred Tax Assets	NON		2-34

2. Breakdown of Deposits (Domestic Offices)	NON		2-36

Attachments	Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2-37
Comparison of Non-Consolidated Statements of Income (selected items)	2-38

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan, and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; changes to applicable laws and regulations; and the effects of climate change.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 29, 2025, both of which are available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR FISCAL 2025

1. Income Analysis

Consolidated

		(Millions of yen)
		Fiscal 2025		Fiscal 2024
			Change
Consolidated Gross Profits	1	3,477,299	556,897	2,920,402
Net Interest Income	2	1,377,089	331,832	1,045,256
Trust Fees	3	67,001	4,712	62,288
Credit Costs of Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	1,080,418	173,625	906,793
Net Trading Income	6	894,910	(152,549)	1,047,459
Net Other Operating Income	7	57,880	199,276	(141,395)
General and Administrative Expenses	8	(2,103,458)	(262,756)	(1,840,702)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Allowance for Loan Losses)	9	(142,198)	(80,025)	(62,173)
Losses on Write-offs of Loans	10	(24,912)	(13,393)	(11,519)
Gains on Reversal of Allowance for Loan Losses, and others	11	9,126	(1,443)	10,569
Net Gains (Losses) related to Stocks	12	325,176	183,948	141,227
Equity in Income from Investments in Affiliates	13	52,266	5,484	46,782
Other	14	(45,051)	2,913	(47,965)

Ordinary Profits	15	1,573,159	405,018	1,168,141

Net Extraordinary Gains (Losses)	16	49,125	27,182	21,943
Profit before Income Taxes	17	1,622,285	432,200	1,190,084
Income Taxes - Current	18	(433,402)	(131,877)	(301,525)
- Deferred	19	65,275	65,166	108
Profit	20	1,254,157	365,490	888,667
Profit Attributable to Non-controlling Interests	21	(5,525)	(2,291)	(3,234)

Profit Attributable to Owners of Parent	22	1,248,632	363,198	885,433

Credit-related Costs (including Credit Costs for Trust Accounts)	23	(133,072)	(81,468)	(51,603)

* Credit-related Costs [23]  =  Expenses related to Portfolio Problems (including Reversal of (Provision for) General Allowance for Loan Losses) [9]
+ Gains on Reversal of Allowance for Loan Losses, and others [11] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	24	1,422,775	323,802	1,098,973

* Consolidated Net Business Profits [24]  =  Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses)
+ Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	25	263	28	235
Number of affiliates under the equity method	26	25	(2)	27

2-1

Mizuho Financial Group, Inc.

Aggregate Figures for the 2 Banks

Non-Consolidated

		(Millions of yen)
		Fiscal 2025				Fiscal 2024
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	1,883,395	194,066	2,077,461	379,629	1,697,832
Domestic Gross Profits	2	1,270,334	192,454	1,462,789	320,366	1,142,422
Net Interest Income	3	841,917	65,008	906,926	219,850	687,075
Trust Fees	4		67,999	67,999	5,308	62,691
Trust Fees for Jointly Operated Designated Money Trust	5		3,206	3,206	(459)	3,665
Credit Costs of Trust Accounts (1)	6		—	—	—	—
Net Fee and Commission Income	7	317,479	58,738	376,218	61,396	314,821
Net Trading Income	8	93,236		93,236	38,187	55,049
Net Other Operating Income	9	17,700	707	18,408	(4,377)	22,785
International Gross Profits	10	613,060	1,612	614,672	59,263	555,409
Net Interest Income	11	511,136	1,587	512,724	96,762	415,961
Net Fee and Commission Income	12	125,558	(68)	125,490	(5,879)	131,370
Net Trading Income	13	93,743		93,743	(120,525)	214,269
Net Other Operating Income	14	(117,379)	93	(117,286)	88,906	(206,192)
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(1,006,583)	(86,021)	(1,092,604)	(94,560)	(998,044)
Expense Ratio	16	53.4%	44.3%	52.5%	(6.1)%	58.7%
Personnel Expenses	17	(354,005)	(46,280)	(400,285)	(15,519)	(384,766)
Non-Personnel Expenses	18	(590,760)	(34,962)	(625,722)	(73,535)	(552,186)
Premium for Deposit Insurance	19	(18,349)	(452)	(18,802)	(1,076)	(17,726)
Miscellaneous Taxes	20	(61,817)	(4,778)	(66,596)	(5,505)	(61,091)

Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses)	21	876,811	108,045	984,857	285,069	699,788
Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas (2)	22	1,048,949	107,592	1,156,541	312,837	843,704
Excluding Net Gains (Losses) from redemption of Investment Trusts	23	1,017,263	107,574	1,124,837	293,941	830,896

Reversal of (Provision for) General Allowance for Loan Losses	24	(61,656)	—	(61,656)	(54,578)	(7,078)

Net Business Profits	25	815,155	108,045	923,201	230,490	692,710
Net Gains (Losses) related to Bonds	26	(172,137)	453	(171,684)	(27,767)	(143,916)

Net Non-Recurring Gains (Losses)	27	183,972	31,271	215,243	105,040	110,203
Net Gains (Losses) related to Stocks	28	280,524	27,986	308,510	176,776	131,734
Expenses related to Portfolio Problems	29	(81,996)	(46)	(82,042)	(30,214)	(51,828)
Gains on Reversal of Allowance for Loan Losses, and others	30	7,317	810	8,127	(2,180)	10,308
Other	31	(21,872)	2,520	(19,351)	(39,341)	19,989

Ordinary Profits	32	999,127	139,317	1,138,444	335,530	802,913

Net Extraordinary Gains (Losses)	33	53,796	22,989	76,785	59,934	16,851
Net Gains (Losses) on Disposition of Fixed Assets	34	(2,525)	622	(1,903)	(26,303)	24,399
Losses on Impairment of Fixed Assets	35	(6,274)	(435)	(6,710)	15,780	(22,491)
Gains on Cancellation of Employee Retirement Benefit Trust	36	61,850	7,911	69,762	57,366	12,396
Accumulation (Amortization) of Unrecognized Prior Service Cost	37	—	—	—	(7,310)	7,310
Profit before Income Taxes	38	1,052,924	162,306	1,215,230	395,465	819,765
Income Taxes - Current	39	(279,169)	(41,046)	(320,215)	(85,295)	(234,920)
- Deferred	40	48,663	2,189	50,853	16,397	34,456

Profit	41	822,419	123,449	945,868	326,567	619,301

(1)   Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) for MHTB excludes the amounts of “Credit Costs of Trust Accounts” [6].

(2)   Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas[22]

    =Net Business Profits(before Reversal of (Provision for) General Allowance for Loan Losses)[21]-Net Gains (Losses) related to Bonds[26]

Credit-related Costs	42	(136,335)	764	(135,571)	(86,972)	(48,598)

Credit-related Costs [42]  =  Expenses related to Portfolio Problems [29] + Reversal of (Provision for) General Allowance for Loan Losses [24] + Gains on Reversal of Allowance for Loan Losses, and others [30] + Credit Costs of Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs of Trust Accounts	43		—	—	—	—
Reversal of (Provision for) General Allowance for Loan Losses	44	(61,656)	58	(61,597)	(54,519)	(7,078)
Losses on Write-offs of Loans	45	(18,159)	(36)	(18,195)	(18,788)	593
Reversal of (Provision for) Specific Allowance for Loan Losses	46	(78,244)	741	(77,502)	(42,562)	(34,939)
Reversal of (Provision for) Allowance for Loan Losses to Restructuring Countries	47	24,746	—	24,746	15,225	9,520
Reversal of (Provision for) Reserve for Contingencies	48	2,009	—	2,009	6,506	(4,496)
Other (including Losses on Sales of Loans)	49	(5,031)	—	(5,031)	7,165	(12,196)
Total	50	(136,335)	764	(135,571)	(86,972)	(48,598)

2-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		Fiscal 2025		Fiscal 2024
			Change
Gross Profits	1	1,883,395	321,732	1,561,662
Domestic Gross Profits	2	1,270,334	264,080	1,006,254
Net Interest Income	3	841,917	188,973	652,944
Net Fee and Commission Income	4	317,479	41,338	276,141
Net Trading Income	5	93,236	38,187	55,049
Net Other Operating Income	6	17,700	(4,418)	22,119
International Gross Profits	7	613,060	57,651	555,408
Net Interest Income	8	511,136	95,252	415,884
Net Fee and Commission Income	9	125,558	(5,894)	131,453
Net Trading Income	10	93,743	(120,525)	214,269
Net Other Operating Income	11	(117,379)	88,819	(206,198)
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(1,006,583)	(97,995)	(908,587)
Expense Ratio	13	53.4%	(4.7)%	58.1%
Personnel Expenses	14	(354,005)	(14,246)	(339,759)
Non-Personnel Expenses	15	(590,760)	(78,673)	(512,086)
Premium for Deposit Insurance	16	(18,349)	(1,137)	(17,211)
Miscellaneous Taxes	17	(61,817)	(5,075)	(56,741)

Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses)	18	876,811	223,736	653,075
Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas *	19	1,048,949	251,959	796,989
Excluding Net Gains (Losses) from redemption of Investment Trusts	20	1,017,263	233,082	784,181

Reversal of (Provision for) General Allowance for Loan Losses	21	(61,656)	(57,147)	(4,508)

Net Business Profits	22	815,155	166,589	648,566
Net Gains (Losses) related to Bonds	23	(172,137)	(28,223)	(143,914)

Net Non-Recurring Gains (Losses)	24	183,972	96,451	87,520
Net Gains (Losses) related to Stocks	25	280,524	163,760	116,763
Expenses related to Portfolio Problems	26	(81,996)	(29,347)	(52,649)
Gains on Reversal of Allowance for Loan Losses, and others	27	7,317	(2,940)	10,257
Other	28	(21,872)	(35,021)	13,149

Ordinary Profits	29	999,127	263,040	736,087

Net Extraordinary Gains (Losses)	30	53,796	31,318	22,478
Net Gains (Losses) on Disposition of Fixed Assets	31	(2,525)	(27,093)	24,567
Losses on Impairment of Fixed Assets	32	(6,274)	4,139	(10,413)
Gains on Cancellation of Employee Retirement Benefit Trust	33	61,850	55,130	6,720
Accumulation (Amortization) of Unrecognized Prior Service Cost	34	—	(6,368)	6,368
Profit before Income Taxes	35	1,052,924	294,358	758,565
Income Taxes - Current	36	(279,169)	(67,815)	(211,354)
- Deferred	37	48,663	22,381	26,282

Profit	38	822,419	248,925	573,494

*   Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas[19]
=Net Business Profits(before Reversal of (Provision for) General Allowance for Loan Losses)[18]-Net Gains (Losses) related to Bonds[23]

Credit-related Costs	39	(136,335)	(89,435)	(46,900)

Credit-related Costs [39]  = Expenses related to Portfolio Problems [26] + Reversal of (Provision for) General Allowance for Loan Losses [21]
 + Gains on Reversal of Allowance for Loan Losses, and others [27]

(Reference) Breakdown of Credit-related Costs
Reversal of (Provision for) General Allowance for Loan Losses	40	(61,656)	(57,147)	(4,508)
Losses on Write-offs of Loans	41	(18,159)	(18,752)	593
Reversal of (Provision for) Specific Allowance for Loan Losses	42	(78,244)	(42,483)	(35,760)
Reversal of (Provision for) Allowance for Loan Losses to Restructuring Countries	43	24,746	15,225	9,520
Reversal of (Provision for) Reserve for Contingencies	44	2,009	6,556	(4,547)

Other (including Losses on Sales of Loans)	45	(5,031)	7,165	(12,196)
Total	46	(136,335)	(89,435)	(46,900)

2-3

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		Fiscal 2025		Fiscal 2024
			Change
Gross Profits	1	194,066	57,896	136,169
Domestic Gross Profits	2	192,454	56,285	136,168
Net Interest Income	3	65,008	30,877	34,130
Trust Fees	4	67,999	5,308	62,691
Trust Fees for Jointly Operated Designated Money Trust	5	3,206	(459)	3,665
Credit Costs of Trust Accounts (1)	6	—	—	—
Net Fee and Commission Income	7	58,738	20,058	38,680
Net Other Operating Income	8	707	41	666
International Gross Profits	9	1,612	1,611	1
Net Interest Income	10	1,587	1,509	77
Net Fee and Commission Income	11	(68)	14	(82)
Net Other Operating Income	12	93	86	6
General and Administrative Expenses (excluding Non-Recurring Losses)	13	(86,021)	3,435	(89,456)
Expense Ratio	14	44.3%	(21.3)%	65.6%
Personnel Expenses	15	(46,280)	(1,273)	(45,007)
Non-Personnel Expenses	16	(34,962)	5,137	(40,100)
Premium for Deposit Insurance	17	(452)	61	(514)
Miscellaneous Taxes	18	(4,778)	(429)	(4,349)

Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses)	19	108,045	61,332	46,712
Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas (2)	20	107,592	60,877	46,715
Excluding Net Gains (Losses) from redemption of Investment Trusts	21	107,574	60,858	46,715

Reversal of (Provision for) General Allowance for Loan Losses	22	—	2,569	(2,569)

Net Business Profits	23	108,045	63,901	44,143
Net Gains (Losses) related to Bonds	24	453	455	(2)

Net Non-Recurring Gains (Losses)	25	31,271	8,588	22,682
Net Gains (Losses) related to Stocks	26	27,986	13,015	14,971
Expenses related to Portfolio Problems	27	(46)	(867)	821
Gains on Reversal of Allowance for Loan Losses, and others	28	810	760	50
Other	29	2,520	(4,319)	6,840

Ordinary Profits	30	139,317	72,490	66,826

Net Extraordinary Gains (Losses)	31	22,989	28,616	(5,626)
Net Gains (Losses) on Disposition of Fixed Assets	32	622	790	(167)
Losses on Impairment of Fixed Assets	33	(435)	11,641	(12,077)
Gains on Cancellation of Employee Retirement Benefit Trust	34	7,911	2,235	5,676
Accumulation (Amortization) of Unrecognized Prior Service Cost	35	—	(941)	941
Profit before Income Taxes	36	162,306	101,106	61,200
Income Taxes - Current	37	(41,046)	(17,480)	(23,566)
- Deferred	38	2,189	(5,984)	8,173

Profit	39	123,449	77,641	45,807

(1) Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) excludes the amounts of “Credit Costs of Trust Accounts” [6].

(2) Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas[20]
=Net Business Profits(before Reversal of (Provision for) General Allowance for Loan Losses)[19]-Net Gains (Losses) related to Bonds[24]

Credit-related Costs	40	764	2,462	(1,697)

Credit-related Costs [40]  = Expenses related to Portfolio Problems [27] + Reversal of (Provision for) General Allowance for Loan Losses [22]

+ Gains on Reversal of Allowance for Loan Losses, and others [28] + Credit Costs of Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs of Trust Accounts	41	—	—	—
Reversal of (Provision for) General Allowance for Loan Losses	42	58	2,628	(2,569)
Losses on Write-offs of Loans	43	(36)	(36)	0
Reversal of (Provision for) Specific Allowance for Loan Losses	44	741	(79)	821
Reversal of (Provision for) Allowance for Loan Losses to Restructuring Countries	45	—	—	—
Reversal of (Provision for) Reserve for Contingencies	46	—	(50)	50
Other (including Losses on Sales of Loans)	47	—	—	—
Total	48	764	2,462	(1,697)

2-4

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

				(%)
				Fiscal 2025		Fiscal 2024
Mizuho Bank					Change

Return on Interest-Earning Assets			1	0.96	0.34	0.62
Return on Loans and Bills Discounted *1			2	1.31	0.34	0.96
Return on Securities			3	1.22	0.44	0.77
Cost of Funding (including Expenses)			4	0.92	0.27	0.64
Cost of Deposits (including Expenses)			5	0.87	0.22	0.64
Cost of Deposits *2			6	0.21	0.14	0.06
Cost of Other External Liabilities			7	0.81	0.32	0.48

Net Interest Margin	(1	)-(4)	8	0.04	0.07	(0.02)
Loan and Deposit Rate Margin (including Expenses)	(2	)-(5)	9	0.44	0.12	0.31
Loan and Deposit Rate Margin	(2	)-(6)	10	1.10	0.19	0.90

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include Negotiable Certificates of Deposit (“NCDs”).

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted			11	1.33	0.33	0.99
Loan and Deposit Rate Margin (including Expenses)	(11	)-(5)	12	0.46	0.11	0.34
Loan and Deposit Rate Margin	(11	)-(6)	13	1.12	0.18	0.93

				(%)
				Fiscal 2025		Fiscal 2024
Mizuho Trust & Banking					Change

Return on Interest-Earning Assets			14	2.18	1.21	0.97
Return on Loans and Bills Discounted *1			15	1.07	0.27	0.79
Return on Securities			16	11.85	8.22	3.63
Cost of Funding			17	0.53	0.30	0.23
Cost of Deposits *2			18	0.27	0.17	0.09

Net Interest Margin	(14	)-(17)	19	1.64	0.91	0.73
Loan and Deposit Rate Margin	(15	)-(18)	20	0.79	0.09	0.70

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include NCDs.

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted			21	1.07	0.27	0.79
Loan and Deposit Rate Margin	(21	)-(18)	22	0.79	0.09	0.70

(Reference)

				(%)
				Fiscal 2025		Fiscal 2024
Aggregate Figures for the 2 Banks					Change

Return on Loans and Bills Discounted *1			23	1.30	0.34	0.95
Cost of Deposits *2			24	0.21	0.14	0.06

Loan and Deposit Rate Margin	(23	)-(24)	25	1.09	0.19	0.89

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include NCDs.

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted			26	1.32	0.33	0.98
Loan and Deposit Rate Margin	(26	)-(24)	27	1.10	0.18	0.92

2-5

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Mizuho Bank

	(Millions of yen, %)
	Fiscal 2025				Fiscal 2024
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	211,584,337	2.25	2,815,584	(0.09)	208,768,752	2.35
Loans and Bills Discounted	95,755,462	2.70	3,082,243	(0.05)	92,673,218	2.75
Securities	37,971,344	2.35	745,276	0.16	37,226,068	2.18

Source of Funds	211,395,584	1.62	(688,502)	(0.19)	212,084,087	1.81
Deposits	156,300,471	1.01	2,411,812	(0.03)	153,888,659	1.04
NCDs	14,448,525	3.36	1,496,436	(0.34)	12,952,088	3.70

(Domestic Operations)

Use of Funds	129,944,893	0.96	279,558	0.34	129,665,335	0.62
Loans and Bills Discounted	56,433,368	1.29	128,152	0.34	56,305,215	0.95
Securities	17,650,639	1.22	280,174	0.44	17,370,465	0.77

Source of Funds	129,674,564	0.31	(959,708)	0.20	130,634,272	0.11
Deposits	115,128,943	0.20	(359,114)	0.14	115,488,058	0.06
NCDs	2,838,734	0.45	(217,407)	0.33	3,056,142	0.12

(International Operations)

Use of Funds	81,738,855	4.32	2,007,202	(0.84)	79,731,653	5.17
Loans and Bills Discounted	39,322,094	4.71	2,954,091	(0.83)	36,368,002	5.54
Securities	20,320,704	3.33	465,101	(0.07)	19,855,602	3.41

Source of Funds	81,820,432	3.69	(257,618)	(0.81)	82,078,051	4.51
Deposits	41,171,528	3.26	2,770,927	(0.75)	38,400,601	4.02
NCDs	11,609,790	4.07	1,713,844	(0.73)	9,895,945	4.80

2-6

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	Fiscal 2025				Fiscal 2024
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	3,863,424	2.23	(713,757)	1.24	4,577,181	0.98
Loans and Bills Discounted	2,449,175	1.09	(303,809)	0.27	2,752,985	0.82
Securities	252,325	12.25	72,037	8.79	180,288	3.46

Source of Funds	3,594,049	0.54	(775,564)	0.29	4,369,614	0.24
Deposits	1,729,203	0.26	(760,152)	0.17	2,489,355	0.09
NCDs	192,082	0.29	(169,531)	0.15	361,613	0.14

(Domestic Operations)

Use of Funds	3,856,721	2.18	(709,181)	1.21	4,565,903	0.97
Loans and Bills Discounted	2,440,029	1.08	(296,561)	0.27	2,736,591	0.80
Securities	248,133	11.85	76,160	8.22	171,972	3.63

Source of Funds	3,586,451	0.53	(771,791)	0.30	4,358,242	0.23
Deposits	1,727,404	0.26	(759,423)	0.17	2,486,827	0.09
NCDs	192,082	0.29	(169,531)	0.15	361,613	0.14

(International Operations)

Use of Funds	21,469	8.87	(12,196)	7.12	33,665	1.74
Loans and Bills Discounted	9,145	4.32	(7,247)	0.76	16,393	3.56
Securities	4,192	35.97	(4,123)	35.97	8,316	—

Source of Funds	22,365	1.42	(11,393)	(0.09)	33,758	1.51
Deposits	1,799	0.09	(728)	0.03	2,528	0.06
NCDs	—	—	—	—	—	—

2-7

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Consolidated

	(Millions of yen)
	Fiscal 2025		Fiscal 2024
		Change
Net Gains (Losses) related to Bonds	(167,532)	(20,245)	(147,287)
Gains on Sales and Others	133,962	(3,458)	137,421
Losses on Sales and Others	(299,863)	(14,499)	(285,363)
Impairment (Devaluation)	(766)	762	(1,529)
Reversal of (Provision for) Allowance for Investment Losses	—	(0)	0
Gains (Losses) on Derivatives other than for Trading	(864)	(3,048)	2,184

	Fiscal 2025		Fiscal 2024
		Change
Net Gains (Losses) related to Stocks	325,176	183,948	141,227
Gains on Sales	430,077	104,684	325,393
Losses on Sales	(95,115)	68,984	(164,100)
Impairment (Devaluation)	(6,758)	8,112	(14,871)
Reversal of (Provision for) Allowance for Investment Losses	—	2	(2)
Gains (Losses) on Derivatives other than for Trading	(3,027)	2,164	(5,191)

Non-Consolidated Aggregate Figures for the 2 Banks

	(Millions of yen)
	Fiscal 2025		Fiscal 2024
		Change
Net Gains (Losses) related to Bonds	(171,684)	(27,767)	(143,916)
Gains on Sales and Others	132,701	(4,938)	137,639
Losses on Sales and Others	(302,754)	(20,543)	(282,210)
Impairment (Devaluation)	(766)	762	(1,529)
Reversal of (Provision for) Allowance for Investment Losses	—	—	—
Gains (Losses) on Derivatives other than for Trading	(864)	(3,048)	2,184

	Fiscal 2025		Fiscal 2024
		Change
Net Gains (Losses) related to Stocks	308,510	176,776	131,734
Gains on Sales	410,899	104,813	306,086
Losses on Sales	(86,528)	72,296	(158,824)
Impairment (Devaluation)	(12,832)	(2,499)	(10,333)
Reversal of (Provision for) Allowance for Investment Losses	—	2	(2)
Gains (Losses) on Derivatives other than for Trading	(3,027)	2,164	(5,191)

2-8

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen)
	Fiscal 2025		Fiscal 2024
		Change
Net Gains (Losses) related to Bonds	(172,137)	(28,223)	(143,914)
Gains on Sales and Others	132,236	(5,396)	137,632
Losses on Sales and Others	(302,742)	(20,540)	(282,201)
Impairment (Devaluation)	(766)	762	(1,529)
Reversal of (Provision for) Allowance for Investment Losses	—	—	—
Gains (Losses) on Derivatives other than for Trading	(864)	(3,048)	2,184

	Fiscal 2025		Fiscal 2024
		Change
Net Gains (Losses) related to Stocks	280,524	163,760	116,763
Gains on Sales	382,747	92,684	290,063
Losses on Sales	(86,366)	71,430	(157,797)
Impairment (Devaluation)	(12,829)	(2,520)	(10,309)
Reversal of (Provision for) Allowance for Investment Losses	—	2	(2)
Gains (Losses) on Derivatives other than for Trading	(3,027)	2,164	(5,191)

Mizuho Trust & Banking

	(Millions of yen)
	Fiscal 2025		Fiscal 2024
		Change
Net Gains (Losses) related to Bonds	453	455	(2)
Gains on Sales and Others	465	458	7
Losses on Sales and Others	(12)	(3)	(9)
Impairment (Devaluation)	—	—	—
Reversal of (Provision for) Allowance for Investment Losses	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	—	—

	Fiscal 2025		Fiscal 2024
		Change
Net Gains (Losses) related to Stocks	27,986	13,015	14,971
Gains on Sales	28,151	12,128	16,023
Losses on Sales	(161)	865	(1,027)
Impairment (Devaluation)	(3)	21	(24)
Reversal of (Provision for) Allowance for Investment Losses	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	—	—

2-9

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

•	Stocks and others without a quoted market price and Investments in Partnerships are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of March 31, 2026				As of March 31, 2025
	Book Value (= Fair Value)	Unrealized Gains/Losses			Book Value (= Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Other Securities	35,809,154	1,878,505	2,406,203	527,698	28,315,442	1,244,399	1,851,895	607,496
Japanese Stocks	3,021,598	2,323,197	2,324,436	1,239	2,602,868	1,785,453	1,791,933	6,480
Japanese Bonds	16,783,354	(138,563)	7,122	145,685	11,250,832	(79,654)	7,249	86,903
Japanese Government Bonds	14,924,920	(58,728)	322	59,051	8,370,439	(18,664)	64	18,728
Other	16,004,201	(306,128)	74,644	380,773	14,461,741	(461,398)	52,713	514,112
Foreign Bonds	12,846,710	(321,105)	14,099	335,204	12,116,540	(384,921)	18,368	403,290

* In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Monetary Claims Bought” and certain items in “Other Assets” are also included.

* Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment as of March 31, 2026 and March 31, 2025 are ¥(27,984) million (Foreign Bonds ¥(33,769) million and Japanese Government Bonds ¥4,741 million) and ¥33,528 million (Foreign Bonds ¥39,715 million and Japanese Government Bonds ¥975 million), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments as of March 31, 2026 and March 31, 2025 are ¥1,850,520 million (Foreign Bonds ¥(354,874) million and Japanese Government Bonds ¥(53,987) million) and ¥1,277,928 million (Foreign Bonds ¥(345,206) million and Japanese Government Bonds ¥(17,688) million), respectively.

* Unrealized Gains/Losses on Other Securities as of March 31, 2026 and March 31, 2025 include translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships, and are recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the consolidated balance sheet by applying the fair-value hedge accounting and others.

(2) Bonds Held to Maturity

	(Millions of yen)
	As of March 31, 2026				As of March 31, 2025
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Bonds Held to Maturity	4,849,445	(138,382)	36,804	175,186	4,183,129	(155,748)	23,297	179,045

Non-Consolidated

(1) Other Securities

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2026				As of March 31, 2025
	Book Value (= Fair Value)	Unrealized Gains/Losses			Book Value (= Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Other Securities	34,694,344	1,795,139	2,321,861	526,721	27,411,717	1,172,231	1,775,925	603,694
Japanese Stocks	2,925,435	2,240,911	2,242,175	1,264	2,516,624	1,713,916	1,719,812	5,896
Japanese Bonds	16,735,050	(138,510)	7,116	145,627	11,193,302	(78,786)	7,249	86,035
Japanese Government Bonds	14,921,775	(58,728)	322	59,051	8,359,271	(18,664)	64	18,728
Other	15,033,858	(307,260)	72,569	379,830	13,701,790	(462,898)	48,863	511,761
Foreign Bonds	12,106,852	(322,292)	12,659	334,951	11,465,424	(386,209)	15,035	401,245

Mizuho Bank
Other Securities	34,412,236	1,684,756	2,210,574	525,817	27,108,684	1,074,796	1,677,413	602,617
Japanese Stocks	2,782,662	2,129,942	2,130,979	1,036	2,370,411	1,616,347	1,621,572	5,225
Japanese Bonds	16,599,502	(137,932)	7,061	144,994	11,040,790	(78,566)	7,101	85,667
Japanese Government Bonds	14,821,965	(58,688)	322	59,011	8,260,550	(18,643)	64	18,707
Other	15,030,070	(307,253)	72,533	379,786	13,697,483	(462,984)	48,739	511,724
Foreign Bonds	12,106,852	(322,292)	12,659	334,951	11,465,424	(386,209)	15,035	401,245

Mizuho Trust & Banking
Other Securities	282,108	110,382	111,287	904	303,032	97,434	98,511	1,077
Japanese Stocks	142,772	110,968	111,196	227	146,213	97,568	98,239	671
Japanese Bonds	135,547	(578)	54	633	152,511	(220)	147	368
Japanese Government Bonds	99,810	(40)	—	40	98,720	(21)	—	21
Other	3,787	(7)	36	43	4,307	86	123	37
Foreign Bonds	—	—	—	—	—	—	—	—

* In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Monetary Claims Bought” are also included.

* Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment (aggregate figures for the 2 banks) as of March 31, 2026 and March 31, 2025 are ¥(27,984) million (Foreign Bonds ¥(33,769) million and Japanese Government Bonds ¥4,741 million) and ¥33,528 million (Foreign Bonds ¥39,715 million and Japanese Government Bonds ¥975 million), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments (aggregate figures for the 2 banks) as of March 31, 2026 and March 31, 2025 are ¥1,767,155 million (Foreign Bonds ¥(356,062) million and Japanese Government Bonds ¥(53,946) million) and ¥1,205,759 million (Foreign Bonds ¥(346,494) million and Japanese Government Bonds ¥(17,667) million), respectively.

* Unrealized Gains/Losses on Other Securities as of March 31, 2026 and March 31, 2025 include translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships, and are recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the balance sheet by applying the fair-value hedge accounting.

2-10

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2026				As of March 31, 2025
		Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses
Aggregate Figures	4,849,445	(138,382)	36,804	175,186	4,183,129	(155,748)	23,297	179,045
Mizuho Bank	4,849,445	(138,382)	36,804	175,186	4,183,129	(155,748)	23,297	179,045
Mizuho Trust & Banking	—	—	—	—	—	—	—	—
(3) Investment in Subsidiaries and Affiliates Aggregate Figures for the 2 Banks
	(Millions of yen)
	As of March 31, 2026				As of March 31, 2025
		Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses
Aggregate Figures	106,131	418,452	418,452	—	106,131	276,514	276,514	—
Mizuho Bank	106,131	418,452	418,452	—	106,131	276,514	276,514	—
Mizuho Trust & Banking	—	—	—	—	—	—	—	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge accounting and others. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after necessary adjustments.

The base amounts are as follows:

Consolidated

	(Millions of yen)
	As of March 31, 2026		As of March 31, 2025
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,847,002	636,651	1,210,350
Japanese Stocks	2,291,598	543,040	1,748,558
Japanese Bonds	(138,563)	(58,909)	(79,654)
Japanese Government Bonds	(58,728)	(40,064)	(18,664)
Other	(306,032)	152,520	(458,553)
Foreign Bonds	(321,008)	61,067	(382,076)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2026		As of March 31, 2025
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,764,315	628,204	1,136,110
Japanese Stocks	2,210,086	532,290	1,677,795
Japanese Bonds	(138,510)	(59,724)	(78,786)
Japanese Government Bonds	(58,728)	(40,064)	(18,664)
Other	(307,260)	155,637	(462,898)
Foreign Bonds	(322,292)	63,917	(386,209)

2-11

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

•	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	Maturity as of March 31, 2026				Change				Maturity as of March 31, 2025
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	12,396.0	3,243.8	1,241.5	399.9	5,556.4	(205.2)	255.2	3.6	6,839.6	3,449.0	986.3	396.3
Japanese Government Bonds	12,137.1	2,186.4	1,045.1	20.0	5,984.8	132.3	475.6	20.0	6,152.2	2,054.1	569.5	—
Japanese Local Government Bonds	40.5	65.2	51.4	0.3	(21.3)	(186.1)	(200.1)	(7.2)	61.8	251.4	251.6	7.5
Japanese Corporate Bonds	218.4	992.1	144.9	379.6	(407.1)	(151.3)	(20.1)	(9.1)	625.5	1,143.5	165.1	388.8
Other	5,454.9	4,579.8	1,240.9	6,911.7	2,472.0	(75.0)	(287.7)	(509.5)	2,982.8	4,654.8	1,528.7	7,421.2

Mizuho Bank

Japanese Bonds	12,290.1	3,213.5	1,241.4	399.9	5,556.1	(188.4)	255.2	3.6	6,734.0	3,402.0	986.2	396.3
Japanese Government Bonds	12,037.1	2,186.4	1,045.1	20.0	5,983.6	132.3	475.6	20.0	6,053.4	2,054.1	569.5	—
Japanese Local Government Bonds	40.5	65.2	51.4	0.3	(21.3)	(186.1)	(200.1)	(7.2)	61.8	251.4	251.6	7.5
Japanese Corporate Bonds	212.5	961.8	144.8	379.6	(406.2)	(134.5)	(20.1)	(9.1)	618.7	1,096.4	165.0	388.8
Other	5,454.6	4,571.2	1,233.8	6,911.7	2,473.2	(75.8)	(292.8)	(509.5)	2,981.3	4,647.1	1,526.6	7,421.2

Mizuho Trust & Banking

Japanese Bonds	105.8	30.2	0.1	—	0.2	(16.7)	—	—	105.6	47.0	0.1	—
Japanese Government Bonds	100.0	—	—	—	1.2	—	—	—	98.8	—	—	—
Japanese Local Government Bonds	—	—	—	—	—	—	—	—	—	—	—	—
Japanese Corporate Bonds	5.8	30.2	0.1	—	(0.9)	(16.7)	—	—	6.8	47.0	0.1	—
Other	0.2	8.5	7.1	—	(1.1)	0.8	5.1	—	1.4	7.7	2.0	—

2-12

Mizuho Financial Group, Inc.

7. Employee Retirement Benefits

Non-Consolidated

Retirement Benefit Obligations

Aggregate Figures for the 2 Banks

		(Millions of yen)
		Fiscal 2025	Change	Fiscal 2024
Retirement Benefit Obligations	(A)	802,089	(70,541)	872,630
Discount Rate (%)		1.31~4.14		0.79~2.88

Total Fair Value of Plan Assets	(B)	1,408,482	(75,815)	1,484,297
Unrecognized Actuarial Differences	(C)	(298,178)	(135,377)	(162,800)
Prepaid Pension Cost/Reserve for Employee Retirement Benefits	(B)+ (C)-(A)	308,214	(140,651)	448,866

Mizuho Bank

Retirement Benefit Obligations	(A)	700,416	(62,625)	763,041
Discount Rate (%)		1.31~4.14		0.79~2.88

Total Fair Value of Plan Assets	(B)	1,210,113	(64,095)	1,274,208
Unrecognized Actuarial Differences	(C)	(256,889)	(121,368)	(135,521)
Prepaid Pension Cost	(B)+ (C)-(A)	252,806	(122,838)	375,645

Mizuho Trust & Banking

Retirement Benefit Obligations	(A)	101,673	(7,915)	109,589
Discount Rate (%)		1.31~4.14		0.79~2.88

Total Fair Value of Plan Assets	(B)	198,369	(11,719)	210,089
Unrecognized Actuarial Differences	(C)	(41,288)	(14,009)	(27,279)
Prepaid Pension Cost/Reserve for Employee Retirement Benefits	(B)+ (C)-(A)	55,408	(17,813)	73,221

2-13

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregate Figures for the 2 Banks

	(Millions of yen)
	Fiscal 2025	Change	Fiscal 2024
Service Cost	(10,296)	1,383	(11,679)
Interest Cost	(14,287)	(3,666)	(10,621)
Expected Return on Plan Assets	26,402	914	25,487
Accumulation (Amortization) of Unrecognized Actuarial Differences	15,526	(21,403)	36,930
Accumulation (Amortization) of Unrecognized Prior Service Cost	—	(7,310)	7,310
Gains on Cancellation of Employee Retirement Benefit Trust	69,762	57,366	12,396
Other	(8,932)	(1,825)	(7,107)

Total	78,175	25,458	52,716

Note: Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses).

Mizuho Bank
	(Millions of yen)
	Fiscal 2025	Change	Fiscal 2024
Service Cost	(8,684)	1,188	(9,872)
Interest Cost	(12,532)	(3,201)	(9,331)
Expected Return on Plan Assets	23,171	1,138	22,032
Accumulation (Amortization) of Unrecognized Actuarial Differences	12,246	(16,631)	28,878
Accumulation (Amortization) of Unrecognized Prior Service Cost	—	(6,368)	6,368
Gains on Cancellation of Employee Retirement Benefit Trust	61,850	55,130	6,720
Other	(7,620)	(1,554)	(6,066)

Total	68,431	29,701	38,730

Note: Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses).
Mizuho Trust & Banking
	(Millions of yen)
	Fiscal 2025	Change	Fiscal 2024
Service Cost	(1,611)	195	(1,807)
Interest Cost	(1,754)	(465)	(1,289)
Expected Return on Plan Assets	3,231	(223)	3,454
Accumulation (Amortization) of Unrecognized Actuarial Differences	3,279	(4,771)	8,051
Accumulation (Amortization) of Unrecognized Prior Service Cost	—	(941)	941
Gains on Cancellation of Employee Retirement Benefit Trust	7,911	2,235	5,676
Other	(1,312)	(270)	(1,041)

Total	9,743	(4,242)	13,986

Note: Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses).

2-14

Mizuho Financial Group, Inc.

Consolidated

Retirement Benefit Obligations

		(Millions of yen)
		As of March 31, 2026	Change	As of March 31, 2025
Retirement Benefit Obligations	(A)	989,938	(78,349)	1,068,287
Fair Value of Plan Assets	(B)	1,693,687	(65,123)	1,758,811
Unrecognized Actuarial Differences	(C)	(324,261)	(150,783)	(173,478)
Net Defined Benefit Asset	(D)	776,413	17,630	758,783
Net Defined Benefit Liability	(A)-(B)+(D)	72,664	4,404	68,259
Income (Expenses) related to Employee Retirement Benefits
		(Millions of yen)
		Fiscal 2025	Change	Fiscal 2024
Service Cost		(17,988)	1,788	(19,776)
Interest Cost		(17,383)	(4,577)	(12,806)
Expected Return on Plan Assets		31,059	467	30,592
Accumulation (Amortization) of Unrecognized Actuarial Differences		15,906	(22,426)	38,332
Accumulation (Amortization) of Unrecognized Prior Service Cost		22	(9,015)	9,038
Gains on Cancellation of Employee Retirement Benefit Trust		69,762	57,366	12,396
Other		(26,111)	(4,469)	(21,641)

Total		55,268	19,132	36,135

Note: Accumulation (Amortization) of Unrecognized Prior Service Cost and Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses), except for a portion thereof.

2-15

Mizuho Financial Group, Inc.

8. Capital Ratio

Mizuho Financial Group

International Standard

	Consolidated		(%, Billions of yen)
	As of March 31, 2026 (Preliminary)	Change	As of March 31, 2025
(1) Total Capital Ratio	17.61	(0.14)	17.75
(2) Tier 1 Capital Ratio	15.73	0.08	15.65
(3) Common Equity Tier 1 Capital Ratio	13.16	(0.07)	13.23
(4) Total Capital	14,252.8	1,497.0	12,755.7
(5) Tier 1 Capital	12,733.5	1,485.3	11,248.2
(6) Common Equity Tier 1 Capital	10,650.5	1,144.2	9,506.2
(7) Risk weighted Assets	80,925.3	9,080.9	71,844.4
(8) Total Required Capital (7) X8%	6,474.0	726.4	5,747.5

Mizuho Bank International Standard

	Consolidated			Non-Consolidated
	As of March 31, 2026 (Preliminary)	Change	As of March 31, 2025	As of March 31, 2026 (Preliminary)
(1) Total Capital Ratio	16.38	0.11	16.27	15.04
(2) Tier 1 Capital Ratio	14.38	0.32	14.06	12.87
(3) Common Equity Tier 1 Capital Ratio	11.57	0.15	11.42	9.85
(4) Total Capital	12,161.9	1,443.0	10,718.8	10,319.3
(5) Tier 1 Capital	10,673.0	1,405.6	9,267.3	8,832.9
(6) Common Equity Tier 1 Capital	8,586.8	1,057.7	7,529.0	6,758.5
(7) Risk weighted Assets	74,205.5	8,326.1	65,879.4	68,595.7
(8) Total Required Capital (7) X8%	5,936.4	666.0	5,270.3	5,487.6

Mizuho Trust & Banking Domestic Standard

	Consolidated			Non-Consolidated
	As of March 31, 2026 (Preliminary)	Change	As of March 31, 2025	As of March 31, 2026 (Preliminary)
(1) Capital Ratio	29.28	—	—	29.04
(2) Core Capital	4,364	—	—	4,164
(3) Risk-weighted Assets	14,900	—	—	14,339
(4) Total Required Capital (3) X4%	596	—	—	573

Mizuho Trust & Banking International Standard (Reference)

	Consolidated			Non-Consolidated
	As of March 31, 2026 (Preliminary)	Change	As of March 31, 2025	As of March 31, 2026 (Preliminary)
(1) Total Capital Ratio	32.32	0.72	31.60	32.24
(2) Tier 1 Capital Ratio	32.25	0.65	31.60	32.16
(3) Common Equity Tier 1 Capital Ratio	32.24	0.64	31.60	32.16

Note: Risk-adjusted capital ratio of Mizuho Financial Group is calculated in accordance with the Notification of the Financial Services Agency No.20, 2006. Risk-adjusted capital ratio of Mizuho Bank and Mizuho Trust & Banking are calculated in accordance with the Notification of the Financial Services Agency No.19, 2006.

2-16

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)

•	The figures below are presented net of partial direct write-offs.

•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen)
	As of March 31, 2026		As of March 31, 2025
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	35,220	2,736	32,484
Claims with Collection Risk	474,937	(101,263)	576,200
Claims for Special Attention	409,922	(28,704)	438,626
Loans Past Due for 3 Months or More	3,919	3,648	271
Restructured Loans	406,003	(32,352)	438,355
Sub-total[1]	920,080	(127,231)	1,047,311
Normal Claims	113,879,307	7,449,146	106,430,161

Total[2]	114,799,388	7,321,915	107,477,473

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	332,099	236,150	95,949

	(%)
NPL ratio[1]/[2]	0.80	(0.17)	0.97

Trust Account
	(Millions of yen)
	As of March 31, 2026		As of March 31, 2025
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	—	—	—
Sub-total[3]	—	—	—
Normal Claims	1,002	(389)	1,392

Total[4]	1,002	(389)	1,392

	(%)
NPL ratio[3]/[4]	—	—	—

2-17

Mizuho Financial Group, Inc.

Consolidated + Trust Account
	(Millions of yen)
	As of March 31, 2026		As of March 31, 2025
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	35,220	2,736	32,484
Claims with Collection Risk	474,937	(101,263)	576,200
Claims for Special Attention	409,922	(28,704)	438,626
Loans Past Due for 3 Months or More	3,919	3,648	271
Restructured Loans	406,003	(32,352)	438,355
Sub-total[5]	920,080	(127,231)	1,047,311
Normal Claims	113,880,310	7,448,756	106,431,553

Total[6]	114,800,391	7,321,525	107,478,865

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	332,099	236,150	95,949

	(%)
NPL ratio[5]/[6]	0.80	(0.17)	0.97

Trust account represents trust accounts with contracts indemnifying the principal amounts.

2-18

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Millions of yen)
	As of March 31, 2026	Change	As of March 31, 2025
Claims against Bankrupt and Substantially Bankrupt Obligors	31,973	9,743	22,229
Claims with Collection Risk	463,089	(106,281)	569,370
Claims for Special Attention	397,038	(29,920)	426,959
Loans Past Due for 3 Months or More	3,919	3,648	271
Restructured Loans	393,119	(33,568)	426,688
Sub-total[1]	892,101	(126,458)	1,018,559
Normal Claims	116,124,057	8,065,270	108,058,786

Total[2]	117,016,158	7,938,812	109,077,346

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	329,203	235,192	94,011

	(%)

NPL ratio[1]/[2]	0.76	(0.17)	0.93

Mizuho Bank
	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	31,927	9,776	22,151
Claims with Collection Risk	459,262	(102,532)	561,794
Claims for Special Attention	394,440	(25,023)	419,464
Loans Past Due for 3 Months or More	3,919	3,648	271
Restructured Loans	390,521	(28,671)	419,192
Sub-total[3]	885,630	(117,779)	1,003,410
Normal Claims	113,803,690	8,324,723	105,478,966

Total[4]	114,689,321	8,206,944	106,482,377

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	328,933	235,156	93,777

	(%)
NPL ratio[3]/[4]	0.77	(0.17)	0.94

2-19

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

(Banking Account)

	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	45	(32)	78
Claims with Collection Risk	3,826	(3,748)	7,575
Claims for Special Attention	2,598	(4,896)	7,495
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	2,598	(4,896)	7,495
Sub-total[5]	6,470	(8,678)	15,148
Normal Claims	2,319,364	(259,063)	2,578,427

Total[6]	2,325,834	(267,742)	2,593,576

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	269	35	233

	(%)
NPL ratio[5]/[6]	0.27	(0.30)	0.58

(Trust Account)
	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	—	—	—
Sub-total[7]	—	—	—
Normal Claims	1,002	(389)	1,392

Total[8]	1,002	(389)	1,392

	(%)
NPL ratio[7]/[8]	—	—	—

Trust account represents trust accounts with contracts indemnifying the principal amounts.

2-20

Mizuho Financial Group, Inc.

2. Status of Allowances for Loan Losses

Consolidated

	(Millions of yen)
	As of March 31, 2026	Change	As of March 31, 2025
Allowances for Loan Losses	637,302	(118,449)	755,751
General Allowance for Loan Losses	393,657	57,371	336,285
Specific Allowance for Loan Losses	240,939	(154,187)	395,127
Allowance for Loan Losses to Restructuring Countries	2,705	(21,633)	24,339

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	334,727	238,509	96,218
Non-Consolidated Aggregate Figures for the 2 Banks
	(Millions of yen)
	As of March 31, 2026	Change	As of March 31, 2025
Allowances for Loan Losses	615,783	(110,386)	726,169
General Allowance for Loan Losses	379,395	58,679	320,716
Specific Allowance for Loan Losses	233,681	(147,432)	381,113
Allowance for Loan Losses to Restructuring Countries	2,705	(21,633)	24,339

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	331,510	237,499	94,011
Mizuho Bank
Allowances for Loan Losses	609,891	(109,378)	719,269
General Allowance for Loan Losses	373,604	58,738	314,866
Specific Allowance for Loan Losses	233,581	(146,483)	380,064
Allowance for Loan Losses to Restructuring Countries	2,705	(21,633)	24,339

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	331,240	237,463	93,777
Mizuho Trust & Banking
Allowances for Loan Losses	5,891	(1,007)	6,899
General Allowance for Loan Losses	5,791	(58)	5,850
Specific Allowance for Loan Losses	100	(949)	1,049
Allowance for Loan Losses to Restructuring Countries	—	—	—

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	269	35	233

Allowance for Entrusted Loan Losses (¥3 million and ¥4 million for March 31, 2026 and March 31, 2025, respectively) is not included in the above figures for Trust Account.

2-21

Mizuho Financial Group, Inc.

3. Allowance Coverage Ratios for Non Performing Loans based on the BA and the FRA

Consolidated

	(%)
	As of March 31, 2026	Change	As of March 31, 2025
Mizuho Financial Group	69.26	(2.89)	72.16
Above figures are presented net of partial direct write-offs.

Non-Consolidated
	(%)
	As of March 31, 2026	Change	As of March 31, 2025
Total	69.02	(2.26)	71.29
Mizuho Bank	68.86	(2.81)	71.68
Mizuho Trust & Banking (Banking Account)	91.06	45.51	45.54

Above figures are presented net of partial direct write-offs.

2-22

Mizuho Financial Group, Inc.

4. Coverage on Non Performing Loans based on the BA and the FRA

Non-Consolidated

(1) Non Performing Loans based on the BA and the FRA and Coverage Amount

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of March 31, 2026	Change	As of March 31, 2025
Claims against Bankrupt and Substantially Bankrupt Obligors	31.9	9.7	22.2
Collateral, Guarantees, and equivalent	20.2	(1.1)	21.4
Allowance for Losses	11.6	10.9	0.7
Claims with Collection Risk	463.0	(106.2)	569.3
Collateral, Guarantees, and equivalent	171.8	37.2	134.5
Allowance for Losses	221.9	(158.3)	380.3
Claims for Special Attention	397.0	(29.9)	426.9
Collateral, Guarantees, and equivalent	115.9	(1.6)	117.6
Allowance for Losses	82.8	(20.0)	102.8
Total	892.1	(126.4)	1,018.5
Collateral, Guarantees, and equivalent	308.0	34.4	273.6
Allowance for Losses	316.5	(167.4)	483.9

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	31.9	9.7	22.1
Collateral, Guarantees, and equivalent	20.2	(1.1)	21.3
Allowance for Losses	11.6	10.9	0.7
Claims with Collection Risk	459.2	(102.5)	561.7
Collateral, Guarantees, and equivalent	168.0	38.4	129.6
Allowance for Losses	221.8	(157.3)	379.2
Claims for Special Attention	394.4	(25.0)	419.4
Collateral, Guarantees, and equivalent	115.3	0.0	115.3
Allowance for Losses	82.5	(19.4)	101.9
Total	885.6	(117.7)	1,003.4
Collateral, Guarantees, and equivalent	303.7	37.3	266.3
Allowance for Losses	316.1	(165.9)	482.0

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	0.0	(0.0)	0.0
Collateral, Guarantees, and equivalent	0.0	(0.0)	0.0
Allowance for Losses	—	—	—
Claims with Collection Risk	3.8	(3.7)	7.5
Collateral, Guarantees, and equivalent	3.7	(1.2)	4.9
Allowance for Losses	0.0	(0.9)	1.0
Claims for Special Attention	2.5	(4.8)	7.4
Collateral, Guarantees, and equivalent	0.6	(1.7)	2.3
Allowance for Losses	0.3	(0.5)	0.9
Total	6.4	(8.6)	15.1
Collateral, Guarantees, and equivalent	4.3	(2.9)	7.3
Allowance for Losses	0.4	(1.5)	1.9

Reference: Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims with Collection Risk	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims for Special Attention	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Total	—	—	—
Collateral, Guarantees, and equivalent	—	—	—

Trust account represents trust accounts with contracts indemnifying the principal amounts.

2-23

Mizuho Financial Group, Inc.

(2) Coverage Ratio

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of March 31, 2026	Change	As of March 31, 2025
Coverage Amount	624.6	(133.0)	757.6
Allowances for Loan Losses	316.5	(167.4)	483.9
Collateral, Guarantees, and equivalent	308.0	34.4	273.6

	(%)
Coverage Ratio	70.0	(4.3)	74.3
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	85.0	(5.3)	90.4
Claims for Special Attention	50.0	(1.5)	51.6
Claims against Special Attention Obligors	51.3	(0.4)	51.7

Allowance Coverage Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	76.2	(11.2)	87.4
Claims for Special Attention	29.4	(3.7)	33.2
Claims against Special Attention Obligors	29.2	(2.9)	32.2

Reference: Allowance Coverage Ratio

	(%)
Claims against Special Attention Obligors	20.15	(2.81)	22.97
Claims against Watch Obligors excluding Special Attention Obligors	3.72	0.69	3.03
Claims against Normal Obligors	0.18	0.03	0.14

Mizuho Bank

	(Billions of yen)
Coverage Amount	619.8	(128.5)	748.3
Allowances for Loan Losses	316.1	(165.9)	482.0
Collateral, Guarantees, and equivalent	303.7	37.3	266.3

	(%)
Coverage Ratio	69.9	(4.5)	74.5
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	84.9	(5.6)	90.5
Claims for Special Attention	50.1	(1.6)	51.8
Claims against Special Attention Obligors	51.4	(0.8)	52.3

Allowance Coverage Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	76.2	(11.5)	87.7
Claims for Special Attention	29.5	(3.9)	33.5
Claims against Special Attention Obligors	29.3	(3.3)	32.7

Reference: Allowance Coverage Ratio

	(%)
Claims against Special Attention Obligors	20.20	(3.01)	23.22
Claims against Watch Obligors excluding Special Attention Obligors	3.65	0.62	3.03
Claims against Normal Obligors	0.18	0.03	0.14

2-24

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Billions of yen)
	As of March 31, 2026	Change	As of March 31, 2025
Coverage Amount	4.8	(4.4)	9.2
Allowances for Loan Losses	0.4	(1.5)	1.9
Collateral, Guarantees, and equivalent	4.3	(2.9)	7.3

	(%)
Coverage Ratio	74.4	13.1	61.2
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	99.7	20.7	78.9
Claims for Special Attention	36.6	(6.3)	43.0
Claims against Special Attention Obligors	32.4	1.0	31.4

Allowance Coverage Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	90.2	50.7	39.4
Claims for Special Attention	17.1	(0.2)	17.4
Claims against Special Attention Obligors	17.1	(0.2)	17.3

Reference: Allowance Coverage Ratio

	(%)
Claims against Special Attention Obligors	13.97	(0.46)	14.43
Claims against Watch Obligors excluding Special Attention Obligors	7.50	5.79	1.70
Claims against Normal Obligors	0.12	(0.02)	0.14

2-25

Mizuho Financial Group, Inc.

5. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account)

(Billions of yen)

1.

SELF-ASSESSMENT				
Obligor \ Categorization	Non-Categorization	Category II	Category III	Category IV
Bankrupt and Substantially Bankrupt Obligors 31.9	31.9 Collateral, Guarantees, etc.: 20.2 Allowances for Losses: 11.6		Allowance Coverage Ratio 100%	Direct Write-offs
Intensive Control Obligors 463.0	393.8 Collateral, Guarantees, etc.: 171.8 Allowances for Losses: 221.9		69.2 Allowance Coverage Ratio 76.2%	Amounts for allowances are recorded under Non-Categorization
Watch Obligors — Claims for Special Attention 397.0 (Special Attention Obligors)	Allowance Coverage Ratio against Uncovered Portion 29.4% Collateral, Guarantees, etc.: 115.9 Allowances for Losses: 82.8			
Watch Obligors — Other Watch Obligors				
Normal Obligors				
Total 117,015.1				

2.

Status of Non Performing Loans based on the Banking Act ("BA") and the Financial Reconstruction Act ("FRA")	
Claims against Bankrupt and Substantially Bankrupt Obligors 31.9 Coverage Ratio 100%	
Claims with Collection Risk 463.0 Coverage Ratio 85.0%	
Claims for Special Attention (Notes) 397.0 Coverage Ratio 50.0%	Loans Past Due for 3 Months or More 3.9
	Restructured Loans 393.1
Total 892.1	

Total Coverage Ratio 70.0%

Claims against Special Attention Obligors
- Coverage Ratio: 51.3%
- Allowance Coverage Ratio for Uncovered Portion: 29.2%
- Allowance Coverage Ratio against Total Amount of Claims: 20.1%

Allowance Coverage Ratio against Total Amount of Claims
- Other Watch Obligors: 3.72%
- Normal Obligors: 0.18%

Notes:	Claims for Special Attention are denoted on an individual loans basis. Claims against Special Attention Obligors include all claims, not limited to Claims for Special Attention.

2-26

Mizuho Financial Group, Inc.

6. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the BA and the FRA)

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2022	Fiscal 2023	Fiscal 2024	Fiscal 2025
	As of March 31, 2023	As of March 31, 2024	As of March 31, 2025	As of March 31, 2026
				MHBK	MHTB*	Aggregate Figures for the 2 Banks	Change from March 31, 2025
Claims against Bankrupt and Substantially Bankrupt Obligors	34.0	15.9	9.3	18.9	0.0	18.9	9.6
Claims with Collection Risk	658.4	499.8	398.6	111.2	3.7	114.9	(283.6)
Amount Categorized as above up to Fiscal 2022	692.5	515.7	408.0	130.1	3.7	133.9	(274.0)
of which the amount which was in the process of being removed from the balance sheet	30.5	15.3	9.1	18.7	0.0	18.8	9.6
Claims against Bankrupt and Substantially Bankrupt Obligors		10.7	3.8	2.2	—	2.2	(1.5)
Claims with Collection Risk		208.7	64.7	29.8	0.0	29.9	(34.8)
Amount Newly Categorized as above during Fiscal 2023		219.5	68.5	32.1	0.0	32.1	(36.4)
of which the amount which was in the process of being removed from the balance sheet		9.4	2.9	2.2	—	2.2	(0.7)
Claims against Bankrupt and Substantially Bankrupt Obligors			9.0	2.3	—	2.3	(6.7)
Claims with Collection Risk			105.9	60.1	—	60.1	(45.7)
Amount Newly Categorized as above during Fiscal 2024			115.0	62.4	—	62.4	(52.5)
of which the amount which was in the process of being removed from the balance sheet			5.8	1.8	—	1.8	(3.9)
Claims against Bankrupt and Substantially Bankrupt Obligors				8.4	0.0	8.4	8.4
Claims with Collection Risk				257.9	0.0	258.0	258.0
Amount Newly Categorized as above during Fiscal 2025				266.4	0.0	266.4	266.4
of which the amount which was in the process of being removed from the balance sheet				8.4	0.0	8.4	8.4
Claims against Bankrupt and Substantially Bankrupt Obligors	34.0	26.6	22.2	31.9	0.0	31.9	9.7
Claims with Collection Risk	658.4	708.6	569.3	459.2	3.8	463.0	(106.2)
Total	692.5	735.3	591.6	491.1	3.8	495.0	(96.5)
of which the amount which was in the process of being removed from the balance sheet	30.5	24.7	17.9	31.3	0.0	31.3	13.4

* Trust account represents trust accounts with contracts indemnifying the principal amounts.
*	denotes newly categorized amounts.

(2) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in Fiscal 2025

	(Billions of yen)
	Aggregate Figures for the 2 Banks (Banking Account + Trust Account)	MHBK	MHTB (Banking Account + Trust Account)
Liquidation	(3.1)	(3.1)	—
Restructuring	(5.9)	(5.9)	—
Improvement in Business Performance due to Restructuring	—	—	—
Loan Sales	(19.2)	(16.7)	(2.4)
Direct Write-off	(223.8)	(223.8)	(0.0)
Other	(110.7)	(109.4)	(1.3)
Debt recovery	(36.4)	(35.4)	(1.0)
Improvement in Business Performance	(74.2)	(74.0)	(0.2)

Total	(363.0)	(359.1)	(3.8)

2-27

Mizuho Financial Group, Inc.

7. Status of Loans by Industry

(1) Outstanding Balances by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2026		As of March 31, 2025
	Outstanding Balance	Change	Outstanding Balance
Domestic Total (excluding Loans Booked Offshore)	66,158.2	1,818.9	64,339.3
Manufacturing	11,182.1	872.4	10,309.7
Agriculture & Forestry	49.1	0.1	48.9
Fishery	12.7	(0.1)	12.9
Mining, Quarrying Industry & Gravel Extraction Industry	193.3	33.0	160.3
Construction	1,572.6	517.4	1,055.1
Utilities	3,152.8	(44.4)	3,197.3
Communication	1,782.6	611.9	1,170.7
Transportation & Postal Industry	2,371.5	104.6	2,266.9
Wholesale & Retail	5,172.9	293.2	4,879.6
Finance & Insurance	9,967.3	647.2	9,320.1
Real Estate	13,449.8	1,002.2	12,447.6
Commodity Lease	3,695.6	452.2	3,243.4
Service Industries	3,107.0	86.3	3,020.7
Local Governments	308.1	(60.8)	368.9
Governments	—	(2,982.7)	2,982.7
Other	10,140.0	286.0	9,853.9
Overseas Total (including Loans Booked Offshore)	34,866.9	4,531.9	30,335.0
Governments	441.7	148.6	293.0
Financial Institutions	15,787.6	2,009.8	13,777.7
Other	18,637.6	2,373.3	16,264.2

Total	101,025.1	6,350.8	94,674.3

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:

As of March 31, 2026:	¥815.0 billion (from MHBK)
As of March 31, 2025:	¥530.0 billion (from MHBK)
*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts.

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Mizuho Financial Group, Inc.

	(Billions of yen)
	As of March 31, 2026		As of March 31, 2025
	Outstanding Balance	Change	Outstanding Balance

Mizuho Bank
Domestic Total (excluding Loans Booked Offshore)	62,758.8	1,478.6	61,280.1
Manufacturing	10,653.7	663.0	9,990.7
Agriculture & Forestry	49.1	0.1	48.9
Fishery	12.7	(0.1)	12.9
Mining, Quarrying Industry & Gravel Extraction Industry	192.5	33.2	159.2
Construction	1,521.0	513.5	1,007.5
Utilities	2,959.6	(23.0)	2,982.6
Communication	1,744.7	611.7	1,133.0
Transportation & Postal Industry	2,253.9	113.0	2,140.8
Wholesale & Retail	5,067.5	288.3	4,779.1
Finance & Insurance	9,226.0	364.7	8,861.2
Real Estate	12,231.2	1,128.8	11,102.3
Commodity Lease	3,513.7	449.2	3,064.5
Service Industries	3,090.3	93.4	2,996.8
Local Governments	308.1	(60.6)	368.7
Governments	—	(2,982.7)	2,982.7
Other	9,934.2	285.6	9,648.5
Overseas Total (including Loans Booked Offshore)	34,866.9	4,531.9	30,335.0
Governments	441.7	148.6	293.0
Financial Institutions	15,787.6	2,009.8	13,777.7
Other	18,637.6	2,373.3	16,264.2

Total	97,625.7	6,010.5	91,615.2

Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	3,399.3	340.2	3,059.1
Manufacturing	528.4	209.4	319.0
Agriculture & Forestry	0.0	(0.0)	0.0
Fishery	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	0.8	(0.2)	1.0
Construction	51.5	3.9	47.6
Utilities	193.1	(21.4)	214.6
Communication	37.9	0.2	37.7
Transportation & Postal Industry	117.5	(8.4)	126.0
Wholesale & Retail	105.3	4.9	100.4
Finance & Insurance	741.3	282.4	458.8
Real Estate	1,218.6	(126.6)	1,345.2
Commodity Lease	181.9	3.0	178.8
Service Industries	16.6	(7.1)	23.8
Local Governments	—	(0.2)	0.2
Governments	—	—	—
Other	205.8	0.3	205.4
Overseas Total (including Loans Booked Offshore)	—	—	—
Governments	—	—	—
Financial Institutions	—	—	—
Other	—	—	—

Total	3,399.3	340.2	3,059.1

*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts.

2-29

Mizuho Financial Group, Inc.

(2) Non Performing Loans based on the BA and the FRA and Coverage Ratio by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of March 31, 2026				As of March 31, 2025
			Change
	Non Performing Loans based on the BA and the FRA	Coverage Ratio	Non Performing Loans based on the BA and the FRA	Coverage Ratio	Non Performing Loans based on the BA and the FRA	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	685.4	65.1	(252.7)	(8.7)	938.2	73.8
Manufacturing	341.7	60.3	(268.5)	(15.8)	610.3	76.2
Agriculture & Forestry	3.2	65.4	(0.0)	(10.9)	3.2	76.3
Fishery	0.8	70.5	0.8	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	—	—	—	—	—	—
Construction	5.8	80.4	2.7	(1.6)	3.0	82.1
Utilities	3.7	63.8	2.7	(4.9)	1.0	68.7
Communication	13.5	57.2	1.7	(2.0)	11.7	59.3
Transportation & Postal Industry	7.1	77.3	(4.6)	(0.0)	11.8	77.4
Wholesale & Retail	150.9	63.1	39.6	7.1	111.2	55.9
Finance & Insurance	9.9	55.2	(3.9)	0.4	13.9	54.8
Real Estate	26.6	91.3	0.2	4.4	26.3	86.8
Commodity Lease	0.3	65.0	0.0	(6.4)	0.2	71.5
Service Industries	74.7	62.3	(20.5)	(4.9)	95.2	67.2
Local Governments	—	—	—	—	—	—
Other	46.7	96.3	(3.0)	(0.7)	49.8	97.1
Overseas Total (including Loans Booked Offshore)	206.6	86.2	126.2	5.3	80.3	80.8
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	206.6	86.2	126.2	5.3	80.3	80.8

Total	892.1	70.0	(126.4)	(4.3)	1,018.5	74.3

*	Trust account represents trust accounts with contracts indemnifying the principal amounts.

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Mizuho Financial Group, Inc.

8. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2026		As of March 31, 2025
		Change
Housing and Consumer Loans	7,126.6	(212.8)	7,339.5
Housing Loans for owner’s residential housing	6,692.3	(198.3)	6,890.7

Mizuho Bank

Housing and Consumer Loans	7,099.3	(207.8)	7,307.1
Housing Loans	6,730.0	(205.4)	6,935.5
for owner’s residential housing	6,666.2	(193.6)	6,859.8
Consumer loans	369.2	(2.3)	371.5

Mizuho Trust & Banking (Banking Account + Trust Account)

Housing and Consumer Loans	27.3	(5.0)	32.4
Housing Loans for owner’s residential housing	26.1	(4.7)	30.9
* Above figures are aggregate banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)
	(%, Billions of yen)
	As of March 31, 2026		As of March 31, 2025
		Change
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	58.4	1.6	56.7
Loans to SMEs and Individual Customers	38,637.2	2,132.3	36,504.9

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	59.3	2.3	57.0
Loans to SMEs and Individual Customers	37,268.7	2,309.6	34,959.1

Mizuho Trust & Banking (Banking Account + Trust Account)

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	40.2	(10.2)	50.5
Loans to SMEs and Individual Customers	1,368.5	(177.3)	1,545.8

*	Above figures are aggregate banking and trust account amounts.

*	Above figures do not include loans booked at overseas offices and offshore loans.
*	The definition of “Small and Medium-sized Enterprises” is as follows:

Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail, restaurant and commodity lease industries, etc.), or enterprises with full-time employees of 300 or below (100 or below for the wholesale and commodity lease industries etc., 50 or below for the retail and restaurant industries.)

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Mizuho Financial Group, Inc.

9. Status of Loans by Region

(1) Outstanding Balances by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2026		As of March 31, 2025
	Outstanding Balance	Change	Outstanding Balance
Asia	7,504.4	528.5	6,975.9
Hong Kong	902.6	5.2	897.3
Singapore	1,481.4	114.5	1,366.9
Thailand	1,116.5	87.5	1,029.0
Taiwan	763.3	57.0	706.3
India	983.2	56.0	927.1
South Korea	747.2	14.9	732.3
Indonesia	442.0	12.0	430.0
Philippines	365.8	99.0	266.8
China	159.8	18.4	141.4
Malaysia	112.2	23.4	88.8
Central and South America	4,823.1	381.0	4,442.1
Mexico	272.1	(81.8)	353.9
Brazile	265.7	65.6	200.1
North America	16,313.5	2,564.5	13,748.9
United States	14,953.1	2,840.3	12,112.8
Eastern Europe	56.6	(65.1)	121.7
Russia	20.6	(80.3)	100.9
Western Europe	5,184.8	627.4	4,557.3
United Kingdom	1,620.5	240.2	1,380.2
Netherlands	1,014.4	(49.5)	1,064.0
Germany	26.3	(54.1)	80.4
Ireland	557.3	20.4	536.9
Switzerland	151.3	65.5	85.8
France	258.2	126.1	132.0
Turkey	138.8	40.1	98.7
Italy	11.6	(1.1)	12.7
Other	5,378.3	1,006.2	4,372.1
Australia	2,805.1	645.2	2,159.9
Total	39,260.9	5,042.7	34,218.2

The above figures are based on obligor country of location.

The outstanding balance of loans in major banking subsidiaries outside Japan in the consolidated financial statement is as follows.

	As of March 31, 2026		As of March 31, 2025
	Outstanding Balance	Change	Outstanding Balance
Mizuho Bank Europe N.V.	1,748.8	1,174.2	574.6
Mizuho Bank (China) ,Ltd	1,104.3	(59.1)	1,163.4
PT. Bank Mizuho Indonesia	564.4	(45.5)	610.0

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Mizuho Financial Group, Inc.

(2) Non Performing Loans based on the BA and the FRA by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2026		As of March 31, 2025
	Non Performing Loans based on the BA and the FRA	Change	Non Performing Loans based on the BA and the FRA
Asia	58.1	(0.0)	1
Hong Kong	27.5	26.5	1.0
Singapore	2.6	(11.1)	13.7
Thailand	0.3	(0.6)	1.0
Taiwan	12.4	(11.8)	24.2
India	0.6	0.6	—
South Korea	—	(0.0)	0.0
Indonesia	—	—	—
Philippines	0.0	(0.0)	0.0
China	0.2	0.0	0.1
Malaysia	—	—	—
Central and South America	17.9	3.9	13.9
Mexico	8.2	8.2	—
Brazile	0.0	0.0	—
North America	89.8	81.5	8.2
United States	89.8	81.5	8.2
Eastern Europe	8.5	0.0	8.5
Russia	8.5	0.0	8.5
Western Europe	63.1	33.4	29.7
United Kingdom	25.9	12.8	13.0
Netherlands	7.6	6.7	0.9
Germany	13.8	10.5	3.2
Ireland	—	—	—
Switzerland	1.1	0.1	1.0
France	2.2	2.2	—
Turkey	—	—	—
Italy	11.0	1.2	9.7
Other	0.0	(1.6)	1.7
Australia	—	(1.6)	1.6
Total	237.7	117.2	120.5

The above figures are based on obligor country of location.

The outstanding balance of Non Performing Loans based on the BA and the FRA in major banking subsidiaries outside Japan in the consolidated financial statement is as follows.

	As of March 31, 2026		As of March 31, 2025
	Non Performing Loans based on the BA and the FRA	Change	Non Performing Loans based on the BA and the FRA
Mizuho Bank Europe N.V.	39.0	18.1	20.9
Mizuho Bank (China) ,Ltd	—	(0.1)	0.1
PT. Bank Mizuho Indonesia	—	(6.9)	6.9

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Mizuho Financial Group, Inc.

III. OTHERS

1. Estimation for Calculating Deferred Tax Assets

Non-Consolidated

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2026 to March 31, 2031)
Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses)	1	6,299.7
Profit before Income Taxes	2	6,970.2
Tax Adjustments *1	3	(121.1)
Taxable Income before Current Deductible Temporary Differences *2	4	6,849.0
Effective Statutory Tax Rate	5	31.52%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	21,588

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.

*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2026.

(Reference) Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2021	360.3
Fiscal 2022	157.7
Fiscal 2023	406.1
Fiscal 2024	796.7
Fiscal 2025(estimate)	1,148.9

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.

*2.	Figure for fiscal 2025 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2026	Change	As of March 31, 2025
Allowance for Loan Losses	7	275.8	49.3	226.4
Impairment of Securities	8	91.8	(14.7)	106.6
Securities Contributed to Employee Retirement Benefit Trust	9	83.9	(7.5)	91.5
Net Unrealized Losses on Other Securities	10	—	(50.2)	50.2
Depreciation and Impairment	11	55.6	(7.2)	62.9
Net Deferred Hedge Losses	12	398.2	177.2	220.9
Tax Losses Carried Forward	13	2.9	(9.5)	12.4
Other	14	193.0	(15.3)	208.3

Total Deferred Tax Assets	15	1,101.5	121.9	979.5

Valuation Allowance	16	(143.3)	38.9	(182.3)

Sub-Total [ 15 + 16 ]	17	958.1	160.9	797.2

Amount related to Retirement Benefits Accounting	18	(79.6)	38.7	(118.4)
Net Unrealized Gains on Other Securities	19	(477.6)	(147.1)	(330.5)
Net Deferred Hedge Gains	20	—	—	—
Other	21	(93.8)	(22.2)	(71.6)

Total Deferred Tax Liabilities	22	(651.2)	(130.6)	(520.5)

Net Deferred Tax Assets (Liabilities) [17 + 22]	23	306.9	30.2	276.6
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *	24	(477.6)	(179.6)	(298.0)
Tax effects related to Net Deferred Hedge Losses (Gains)	25	398.2	177.2	220.9
Tax effects related to others	26	386.3	32.6	353.7

*	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-34

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2026 to March 31, 2031)
Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses)	1	265.8
Profit before Income Taxes	2	339.2
Tax Adjustments *1	3	1.9
Taxable Income before Current Deductible Temporary Differences *2	4	341.1
Effective Statutory Tax Rate	5	31.52%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	107.5

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.

*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2026.

(Reference) Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2021	33.2
Fiscal 2022	30.0
Fiscal 2023	29.4
Fiscal 2024	71.6
Fiscal 2025(estimate)	131.4

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.

*2.	Figure for fiscal 2025 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2026	Change	As of March 31, 2025
Allowance for Loan Losses	7	1.9	(0.2)	2.1
Impairment of Securities	8	1.8	(1.7)	3.6
Securities Contributed to Employee Retirement Benefit Trust	9	114	(1.3)	12.7
Net Unrealized Losses on Other Securities	10	—	(0)	0
Depreciation and Impairment	11	3.3	(2.2)	5.5
Net Deferred Hedge Losses	12	—	—	—
Tax Losses Carried Forward	13	—	—	—
Other	14	6.6	1.0	5.6

Total Deferred Tax Assets	15	25.3	(4.5)	29.8

Valuation Allowance	16	(2.0)	1.0	(3.1)

Sub-Total [ 15 + 16 ]	17	23.2	(3.4)	26.6

Amount related to Retirement Benefits Accounting	18	(17.4)	5.6	(23.0)
Net Unrealized Gains on Other Securities	19	(28.0)	(5.1)	(22.8)
Net Deferred Hedge Gains	20	(1.0)	1.8	(2.9)
Other	21	(0.5)	(0.0)	(0.4)

Total Deferred Tax Liabilities	22	(47.0)	2.3	(49.3)

Net Deferred Tax Assets (Liabilities) [17 + 22]	23	(23.8)	(1.1)	(22.7)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *	24	(28.0)	(5.1)	(22.9)
Tax effects related to Net Deferred Hedge Losses (Gains)	25	(1.0)	1.8	(2.9)
Tax effects related to others	26	5.3	2.1	3.1

*	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-35

Mizuho Financial Group, Inc.

2. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

	(Billions of yen)
Aggregate Figures for the 2 Banks	As of March 31, 2026	Change	As of March 31, 2025
Deposits	126,500.4	2,400.5	124,099.8
Individual Deposits	49,221.7	191.7	49,030.0
Corporate Deposits	68,300.0	3,491.8	64,808.2
Financial/Government Institutions	8,978.5	(1,283.0)	10,261.5

Mizuho Bank
Deposits	125,136.8	2,919.7	122,217.0
Individual Deposits	48,570.9	236.8	48,334.1
Corporate Deposits	67,726.1	3,834.2	63,891.8
Financial/Government Institutions	8,839.7	(1,151.3)	9,991.0

Mizuho Trust & Banking
Deposits	1,363.5	(519.1)	1,882.7
Individual Deposits	650.7	(45.0)	695.8
Corporate Deposits	573.9	(342.4)	916.3
Financial/Government Institutions	138.8	(131.6)	270.5

*	Above figures do not include deposits booked at overseas offices and offshore deposits.

2-36

Mizuho Financial Group, Inc.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	(Millions of yen)
	As of March 31, 2026 (A)	As of March 31, 2025 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥59,080,362	¥69,747,184	¥(10,666,822)
Call Loans	678,825	249,360	429,464
Receivables under Resale Agreements	9,218,778	10,023,199	(804,420)
Guarantee Deposits Paid under Securities Borrowing Transactions	137,402	127,638	9,763
Monetary Claims Bought	576,260	493,032	83,228
Trading Assets	9,766,056	7,782,207	1,983,848
Money Held in Trust	500	505	(5)
Securities	42,655,427	34,405,103	8,250,324
Loans and Bills Discounted	97,625,798	91,615,228	6,010,569
Foreign Exchanges	2,610,072	2,042,083	567,988
Derivatives other than for Trading Assets	8,290,290	6,066,571	2,223,718
Other Assets	5,822,896	5,558,146	264,749
Tangible Fixed Assets	861,568	855,824	5,743
Intangible Fixed Assets	546,405	505,728	40,677
Prepaid Pension Cost	252,806	375,645	(122,838)
Deferred Tax Assets	306,924	276,640	30,284
Customers’Liabilities for Acceptances and Guarantees	13,442,049	11,573,662	1,868,387
Allowance for Loan Losses	(609,891)	(719,269)	109,378
Allowance for Investment Losses	—	(2)	2

Total Assets	¥251,262,535	¥240,978,492	¥10,284,042

Liabilities
Deposits	¥160,600,608	¥153,047,861	¥7,552,747
Negotiable Certificates of Deposit	12,064,547	14,052,123	(1,987,575)
Call Money	2,568,699	2,169,376	399,323
Payables under Repurchase Agreements	14,165,093	19,411,662	(5,246,569)
Guarantee Deposits Received under Securities Lending Transactions	292,689	356,931	(64,242)
Commercial Paper	1,921,799	2,138,133	(216,333)
Trading Liabilities	7,402,184	5,646,893	1,755,291
Borrowed Money	15,668,322	12,955,564	2,712,757
Foreign Exchanges	1,352,174	1,061,680	290,493
Bonds and Notes	801,202	407,973	393,228
Derivatives other than for Trading Liabilities	9,784,858	7,147,566	2,637,292
Other Liabilities	3,938,509	4,115,826	(177,316)
Reserve for Bonus Payments	64,900	54,510	10,390
Reserve for Variable Compensation	883	587	295
Reserve for Possible Losses on Sales of Loans	6,707	1,266	5,440
Reserve for Contingencies	7,122	8,616	(1,494)
Reserve for Reimbursement of Deposits	4,850	6,814	(1,963)
Reserve for Reimbursement of Debentures	6,850	19,965	(13,115)
Deferred Tax Liabilities for Revaluation Reserve for Land	45,074	47,059	(1,984)
Acceptances and Guarantees	13,442,049	11,573,662	1,868,387

Total Liabilities	244,139,128	234,224,077	9,915,051

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,259,392	2,259,392	—
Capital Reserve	660,805	660,805	—
Other Capital Surplus	1,598,587	1,598,587	—
Retained Earnings	3,042,389	2,715,665	326,723
Appropriated Reserve	724,535	624,534	100,000
Other Retained Earnings	2,317,853	2,091,130	226,723
Retained Earnings Brought Forward	2,317,853	2,091,130	226,723

Total Shareholders’ Equity	6,705,847	6,379,123	326,723

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	1,186,487	752,993	433,494
Net Deferred Hedge Gains (Losses), net of Taxes	(863,301)	(476,383)	(386,917)
Revaluation Reserve for Land, net of Taxes	94,373	98,682	(4,309)

Total Valuation and Translation Adjustments	417,559	375,291	42,267

Total Net Assets	7,123,406	6,754,415	368,991

Total Liabilities and Net Assets	¥251,262,535	¥240,978,492	¥10,284,042

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Mizuho Financial Group, Inc.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	(Millions of yen)
	For the fiscal year ended March 31, 2026 (A)	For the fiscal year ended March 31, 2025 (B)	Change (A) - (B)
Ordinary Income	¥6,379,476	¥6,379,900	¥(423)
Interest Income	4,778,524	4,921,150	(142,625)
Interest on Loans and Bills Discounted	2,585,754	2,553,036	32,717
Interest and Dividends on Securities	893,032	812,548	80,483
Fee and Commission Income	749,132	668,693	80,438
Trading Income	190,928	269,318	(78,390)
Other Operating Income	248,108	191,649	56,458
Other Ordinary Income	412,782	329,088	83,694

Ordinary Expenses	5,380,349	5,643,813	(263,463)
Interest Expenses	3,425,471	3,852,322	(426,850)
Interest on Deposits	1,581,311	1,613,715	(32,403)
Fee and Commission Expenses	306,094	261,098	44,995
Trading Expenses	3,947	—	3,947
Other Operating Expenses	347,787	375,729	(27,942)
General and Administrative Expenses	998,123	882,552	115,571
Other Ordinary Expenses	298,924	272,110	26,813

Ordinary Profits	999,127	736,087	263,040

Extraordinary Gains	73,639	49,155	24,483

Extraordinary Losses	19,843	26,677	(6,834)

Profit before Income Taxes	1,052,924	758,565	294,358
Income Taxes:
Current	299,525	218,741	80,783
Refund of Income Taxes	(20,355)	(7,387)	(12,968)
Deferred	(48,663)	(26,282)	(22,381)

Profit	¥822,419	¥573,494	¥248,925

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